UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________

Form 6-K
____________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2018

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant’s name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

QUARTERLY REPORT
For the three and nine month periods ended September 30, 2018

REYNOLDS GROUP HOLDINGS LIMITED
New Zealand
(Jurisdiction of incorporation or organization)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
Attention: Joseph Doyle
Tel: +1 847 482 2409

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
October 30, 2018

Introductory Note

In this quarterly report, references to “we,” “us,” “our” or the “RGHL Group” are to Reynolds Group Holdings Limited (“RGHL”) and its consolidated subsidiaries, unless otherwise indicated.

Certain financial information that is normally included in annual financial statements, including certain financial statement notes, is not required for interim reporting purposes and has been condensed or omitted in this quarterly report. Our annual report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2018 (the “Annual Report”) also includes certain other information about our business, including risk factors and more detailed descriptions of our businesses, which is not included in this quarterly report. This quarterly report should be read in conjunction with the Annual Report, including the consolidated financial statements and notes thereto included therein. A copy of the Annual Report, including the exhibits thereto, may be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at https://www.sec.gov, from which interested persons can electronically access the Annual Report. The Annual Report can also be found at www.reynoldsgroupholdings.com, or a copy will be provided free of charge upon written request to Mr. Joseph Doyle, RGHL Group Legal Counsel, 1900 West Field Court, Lake Forest, Illinois, 60045.

We have prepared this quarterly report pursuant to (i) the requirements of the indentures that govern our senior secured notes and our senior notes, excluding the Pactiv Notes (as defined below), and (ii) the credit agreement with our lenders governing our senior secured credit facilities (the “Credit Agreement”). Our outstanding notes include:

•	Notes covered by an effective registration statement filed with the SEC, comprised of:

•	the 5.750% Senior Secured Notes due 2020; and

•	the 6.875% Senior Secured Notes due 2021;

•	Notes not covered by an effective registration statement filed with the SEC, comprised of:

•	the Floating Rate Senior Secured Notes due 2021;

•	the 5.125% Senior Secured Notes due 2023;

•	the 7.000% Senior Notes due 2024; and

•	the 7.950% Debentures due 2025 and the 8.375% Debentures due 2027 (collectively, the “Pactiv Notes”).

The senior secured notes are referred to as the “Reynolds Senior Secured Notes.” The senior notes are referred to as the “Reynolds Senior Notes.” The Reynolds Senior Secured Notes and the Reynolds Senior Notes are collectively referred to as the “Reynolds Notes.”

The indentures governing these notes, as well as our Credit Agreement, are described more fully in our Annual Report. Additionally, refer to note 11 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for more information.

Non-GAAP Financial Measures

In this quarterly report, we utilize certain non-GAAP financial measures and ratios, including earnings before interest, tax, depreciation and amortization (“EBITDA”) and Adjusted EBITDA. Adjusted EBITDA, a measure used by our management to measure operating performance, is defined as EBITDA, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash. These measures are presented because we believe that they and similar measures are widely used in the markets in which we operate as a means of evaluating a company’s operating performance and financing structure and, in certain cases, because those measures are used to determine compliance with covenants in our debt agreements and compensation of certain management. They may not be comparable to other similarly titled measures of other companies and are not measurements under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), generally accepted accounting principles in the United States of America (“U.S. GAAP”), or other generally accepted accounting principles, are not measures of financial condition, liquidity or profitability and should not be considered as an alternative to profit from operations for the period or operating cash flows determined in accordance with IFRS, nor should they be considered as substitutes for the information contained in our historical financial statements prepared in accordance with IFRS included in this quarterly report. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow, as they do not take into account certain items such as interest and principal payments on our indebtedness, working capital needs, tax payments and capital expenditures. We believe that the inclusion of EBITDA and Adjusted EBITDA in this quarterly report is appropriate to provide additional information to investors about our operating performance and to provide a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. We believe that issuers of high yield debt securities present EBITDA and Adjusted EBITDA because investors, analysts and rating agencies consider these measures useful. For additional information regarding the non-GAAP financial measures used by management, refer to note 4 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report.
Forward-Looking Statements

This quarterly report includes forward-looking statements. Forward-looking statements include statements regarding our goals, beliefs, plans or current expectations, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,”

“could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. We have based these forward-looking statements on our management’s current view with respect to future events and financial performance and future business and economic conditions more generally. These views reflect the best judgment of our management, but involve a number of risks and uncertainties which could cause actual results to differ materially from those predicted in our forward-looking statements and from past results, performance or achievements. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements as a result of the following risks, uncertainties and assumptions, among others:

•	risks related to future costs of raw materials, energy, and freight, including the impact of tariffs, trade sanctions and similar matters affecting our importation of certain raw materials;

•	risks related to economic downturns in our target markets;

•	risks related to changes in consumer lifestyle, eating habits, nutritional preferences and health-related and environmental concerns that may harm our business and financial performance;

•	risks related to complying with environmental, health and safety laws or as a result of satisfying any liability or obligation imposed under such laws;

•	risks related to the impact of a loss of any of our key manufacturing facilities;

•	risks related to our dependence on key management and other highly skilled personnel;

•	risks related to the consolidation of our customer bases, loss of a significant customer, competition and pricing pressure;

•	risks related to any potential supply of faulty or contaminated products;

•	risks related to exchange rate fluctuations;

•	risks related to dependence on the protection of our intellectual property and the development of new products;

•	risks related to pension plans sponsored by us and others in our control group;

•	risks related to strategic transactions, including completed and future acquisitions or dispositions;

•	risks related to our hedging activities which may result in significant losses and in period-to-period earnings volatility;

•	risks related to our suppliers of raw materials and any interruption in our supply of raw materials;

•	risks related to information security, including a cyber security breach or a failure of one or more of our information technology systems, networks, processes or service providers;

•	risks related to our substantial indebtedness and our ability to service our current and future indebtedness;

•	risks related to restrictive covenants in certain of our outstanding notes and our other indebtedness which could adversely affect our business by limiting our operating and strategic flexibility; and

•	risks related to increases in interest rates which would increase the cost of servicing our variable rate debt instruments.

The risks described above and the risks disclosed in or referred to in “Part II - Other Information — Item 1A. Risk Factors” in this quarterly report and in “Part I — Item 3. Key Information — Risk Factors” of our Annual Report are not exhaustive. Other sections of this quarterly report describe additional factors that could adversely affect our business, financial condition or results of operations. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the cautionary statements referred to above and included elsewhere in this quarterly report.

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.
Refer to the attached F pages of this quarterly report for our interim unaudited condensed consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2018 and September 30, 2017.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.
Overview
RGHL was incorporated on May 30, 2006 under the Companies Act 1993 of New Zealand. We are a leading global manufacturer and supplier of consumer food, beverage and foodservice packaging products. We are one of the largest consumer food, beverage and foodservice packaging companies in the United States, as measured by revenue, with leading market positions in many of our product lines based on management’s analysis of industry data. We sell our products to customers globally, including to a diversified mix of leading multinational companies, large national and regional companies, and small local businesses. We primarily serve the consumer, food, beverage and foodservice market segments. We operate through five segments: Reynolds Consumer Products, Pactiv Foodservice, Graham Packaging, Evergreen and Closures.

Our Segments

Reynolds Consumer Products

Reynolds Consumer Products is a leading manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware. These products are typically used by consumers in their homes and are sold through a variety of retailers. Reynolds Consumer Products sells many of its products under well known brands such as Reynolds® and Hefty®, and also offers store branded products. Reynolds Consumer Products has a large customer base and operates primarily in North America.

Pactiv Foodservice
Pactiv Foodservice is a leading manufacturer of various foodservice and food packaging products serving the foodservice industry, which includes food processors, restaurants and supermarkets. Pactiv Foodservice offers a comprehensive range of products including tableware items, clear plastic containers, foam containers, paperboard containers, aluminum containers, microwaveable containers, clear rigid-display packaging, molded fiber and plastic egg cartons, foamed and rigid trays, absorbent tray pads and plastic film. Pactiv Foodservice has a large customer base and operates primarily in North America.

Graham Packaging
Graham Packaging is a leading designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products. Graham Packaging focuses on product categories where customers and end-users value the technology and innovation that Graham Packaging’s custom plastic containers offer as an alternative to traditional packaging materials such as glass, metal and paperboard. Graham Packaging has a large global customer base with its largest presence in North America.

Evergreen
Evergreen is a vertically integrated, leading manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk markets. Fresh carton packaging, most predominant in North America, is primarily used for beverages that require a cold-chain distribution system. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other fresh beverage carton manufacturers. Evergreen also produces paper products, including coated groundwood primarily for catalogs, inserts, magazine and commercial printing, and uncoated freesheet primarily for envelope, specialty and offset printing paper. Evergreen has a large customer base and operates primarily in North America.

Closures
Closures is a leading manufacturer of plastic and aluminum beverage caps and closures, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market. Closures’ products also serve the liquid dairy, food, beer and liquor and automotive fluid markets. In addition to supplying plastic and aluminum caps and closures, Closures also offers high speed rotary capping equipment, which secures caps on a variety of packaging, and related services. Closures has a large global customer base with its largest presence in North America.

Key Factors Influencing Our Financial Condition and Results of Operations
The following discussion should be read in conjunction with “Key Factors Influencing Our Financial Condition and Results of Operations” in “Part I — Item 5. Operating and Financial Review and Prospects” of our Annual Report, which discusses further key factors influencing our financial condition and results of operations.

Substantial Leverage
The five segments in which we operate have all been acquired through a series of transactions. Our results of operations, financial position and cash flows are significantly impacted by the effects of these acquisitions, which were financed primarily through borrowings. In addition, from time to time, we refinance our borrowings which also can have a significant impact on our results of operations.

As of September 30, 2018, our total indebtedness of $11,090 million was comprised of the outstanding principal amounts of our borrowings. As reflected in our consolidated statement of financial position, we had total borrowings of $11,047 million, consisting of total indebtedness net of unamortized transaction costs, original issue discounts and embedded derivatives. For more information regarding our external borrowings, refer to note 11 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our future results of operations, including our net financial expenses, will be significantly affected by our substantial indebtedness. The servicing of this indebtedness has had and will continue to have an impact on our cash flows and cash balance. For more information, refer to “— Liquidity and Capital Resources.”

Raw Materials and Energy Prices
Our results of operations, and the gross profits corresponding to each of our segments, are impacted by changes in the costs of our raw materials and energy prices. The primary raw materials used to manufacture our products are plastic resins, aluminum, fiber (principally raw wood and wood chips) and paperboard (principally cartonboard and cupstock). We also use commodity chemicals, steel and energy, including fuel oil, electricity, natural gas and coal, to manufacture our products.

Principal raw materials used by each of our segments are as follows (in order of cost significance):

•	Reynolds Consumer Products — resin, aluminum

•	Pactiv Foodservice — resin, paperboard, aluminum

•	Graham Packaging — resin

•	Evergreen — fiber, resin

•	Closures — resin

The cost of our raw materials can also be affected by tariffs, trade sanctions and similar matters that affect international commerce. For instance, on April 6, 2018, the U.S. government announced a series of sanctions against several Russian individuals and companies, including one company that is a major supplier of aluminum to the U.S. market and to us. In addition, the U.S. government has announced tariffs on various other materials, including certain types of resins. In response to these actions, other governments have proposed or imposed tariffs on U.S. goods. The impact of these actions, and possible future actions, on our business remains uncertain. At this time, we do not believe that these matters as they currently exist will have a material adverse effect on our business, financial condition or results of operations, but this has been a rapidly changing area and the full effect of these actions may not be known for some time.
Historical index prices of resin, aluminum and paperboard for the past two years are shown in the charts below. These charts present index prices and do not represent the prices at which we purchased these raw materials.

Source: IHS Inc.

Resin prices can fluctuate significantly with fluctuations in crude oil and natural gas prices, as well as changes in refining capacity and the demand for other petroleum-based products.

Source: Platts Metals Weekly

Aluminum prices can fluctuate significantly as aluminum is a cyclical commodity with prices subject to global market factors. These factors include speculative activities by market participants, production capacity, strength or weakness in key end-markets such as housing and transportation, political and economic conditions and production costs in major production regions.

Source: RISI, Inc.

The prices of cupstock and cartonboard may fluctuate due to external conditions such as weather, product scarcity, currency and commodity market fluctuations and changes in governmental policies and regulations.

Results of Operations

The following discussion should be read in conjunction with the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Detailed comparisons of revenue and results of operations are presented in the discussions of the operating segments, which follow the RGHL Group results discussion.

Three month period ended September 30, 2018 compared to the three month period ended September 30, 2017

RGHL Group

	For the three month period ended September 30,
(In $ million, except for %)	2018	% of revenue	2017	% of revenue	Change	% change
Revenue	2,693	100%	2,689	100%	4	—%
Cost of sales	(2,145)	(80)%	(2,087)	(78)%	(58)	(3)%
Gross profit	548	20%	602	22%	(54)	(9)%
Selling, marketing and distribution expenses/General and administration expenses	(232)	(9)%	(267)	(10)%	35	13%
Net other income (expenses)	(12)	—%	6	—%	(18)	NM
Profit from operating activities	304	11%	341	13%	(37)	(11)%
Financial income	134	5%	9	—%	125	NM
Financial expenses	(157)	(6)%	(159)	(6)%	2	1%
Net financial income (expenses)	(23)	(1)%	(150)	(6)%	127	85%
Profit (loss) from continuing operations before income tax	281	10%	191	7%	90	47%
Income tax (expense) benefit	(82)	(3)%	(56)	(2)%	(26)	(46)%
Profit (loss) from continuing operations	199	7%	135	5%	64	47%
Profit (loss) from discontinued operations, net of income tax	—	—%	(1)	—%	1	100%
Profit (loss) for the period	199	7%	134	5%	65	49%
Depreciation and amortization from continuing operations	155	6%	171	6%	16	9%
RGHL Group Adjusted EBITDA(1) from continuing operations	499	19%	538	20%	(39)	(7)%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue increased by $4 million.The increase was primarily due to higher pricing across all segments, largely as a result of the pass-through of higher raw material costs to customers, partially offset by the impact of business divestitures at Closures, Pactiv Foodservice and Graham Packaging and lower sales volume.

Cost of Sales. Cost of sales increased by $58 million, or 3%. The increase was primarily due to higher raw material, logistics and manufacturing costs. These increases were partially offset by the impact of business divestitures at Closures, Pactiv Foodservice and Graham Packaging.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $35 million, or 13%. The decrease was primarily due to lower employee-related costs and lower depreciation and amortization.

Net Other. Net other changed by $18 million, resulting in net other expenses of $12 million. The change was primarily due to a $14 million unfavorable change in unrealized gains and losses on derivatives.

Net Financial Income (Expenses). Net financial expenses decreased by $127 million to $23 million. The decrease was primarily due to a favorable change of $123 million in the fair value of embedded derivatives. For more information regarding financial income (expenses) and borrowings, refer to notes 7 and 11, respectively.

Income Tax. We recognized income tax expense of $82 million on income before income tax of $281 million (an effective tax rate of 29%) for the three month period ended September 30, 2018 as compared to income tax expense of $56 million on income before income tax of $191 million (an effective tax rate of 29%) for the three month period ended September 30, 2017. The effective tax rate in both periods reflects movements in unrecognized deferred tax assets. The effective tax rate in the current year period also reflects the impact of U.S. tax legislative changes enacted in late 2017. For further information, including a reconciliation of income tax expense, refer to note 8.

Depreciation and Amortization. Depreciation and amortization decreased by $16 million. The decrease includes the impact of business divestitures.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the three month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	304	341
Depreciation and amortization from continuing operations	155	171
RGHL Group EBITDA(1) from continuing operations	459	512
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	6	4
Non-cash pension expense	15	20
Related party management fee	7	8
Restructuring costs, net of reversals	5	4
Unrealized (gain) loss on derivatives	1	(13)
Other	6	3
RGHL Group Adjusted EBITDA(1) from continuing operations	499	538
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	163	165
Pactiv Foodservice	162	175
Graham Packaging	92	104
Evergreen	63	67
Closures	30	38
Corporate/Unallocated(2)	(11)	(11)
RGHL Group Adjusted EBITDA from continuing operations	499	538

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Consumer Products Segment

	For the three month period ended September 30,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	731	94%	716	95%	15	2%
Inter-segment revenue	44	6%	38	5%	6	16%
Total segment revenue	775	100%	754	100%	21	3%
Cost of sales	(567)	(73)%	(535)	(71)%	(32)	(6)%
Gross profit	208	27%	219	29%	(11)	(5)%
Selling, marketing and distribution expenses/ General and administration expenses	(67)	(9)%	(76)	(10)%	9	12%
Net other income (expenses)	—	—%	4	1%	(4)	(100)%
Profit from operating activities	141	18%	147	19%	(6)	(4)%
Reynolds Consumer Products segment Adjusted EBITDA	163	21%	165	22%	(2)	(1)%

Revenue. Total segment revenue increased by $21 million, or 3%. The increase was primarily due to higher pricing as a result of incremental raw material and logistics costs, partially offset by lower sales volume.

Cost of Sales. Cost of sales increased by $32 million, or 6%. This increase was primarily due to higher raw material and logistics costs, partially offset by lower sales volume. For the three month periods ended September 30, 2018 and September 30, 2017, raw material costs accounted for 64% and 68% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million, or 12%. The decrease was primarily due to the timing of advertising expenses.

Net Other. Net other income decreased by $4 million. The change was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the three month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	141	147
Depreciation and amortization	20	22
EBITDA	161	169
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	1	(5)
Other	1	1
Reynolds Consumer Products segment Adjusted EBITDA	163	165

Pactiv Foodservice Segment

	For the three month period ended September 30,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	837	86%	834	87%	3	—%
Inter-segment revenue	134	14%	120	13%	14	12%
Total segment revenue	971	100%	954	100%	17	2%
Cost of sales	(798)	(82)%	(768)	(81)%	(30)	(4)%
Gross profit	173	18%	186	19%	(13)	(7)%
Selling, marketing and distribution expenses/ General and administration expenses	(60)	(6)%	(66)	(7)%	6	9%
Net other income (expenses)	(1)	—%	5	1%	(6)	NM
Profit from operating activities	112	12%	125	13%	(13)	(10)%
Pactiv Foodservice segment Adjusted EBITDA	162	17%	175	18%	(13)	(7)%

Revenue. Total segment revenue increased by $17 million, or 2%. The increase was primarily due to higher pricing, largely as a result of the pass-through of input costs to customers, net of product mix impacts. This increase was partially offset by the impact of business divestitures.

Cost of Sales. Cost of sales increased by $30 million, or 4%. The increase was primarily due to higher raw material, manufacturing and logistics costs. These increases were partially offset by lower costs due to business divestitures. For the three month periods ended September 30, 2018 and September 30, 2017, raw material costs accounted for 62% and 58% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $6 million, or 9%. The decrease was primarily related to lower depreciation and amortization expense and lower employee-related costs.

Net Other. Net other changed by $6 million, resulting in net other expenses of $1 million. The change was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the three month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	112	125
Depreciation and amortization	47	51
EBITDA	159	176
Included in Pactiv Foodservice segment EBITDA:
Operational process engineering-related consultancy costs	3	2
Unrealized (gain) loss on derivatives	—	(7)
Other	—	4
Pactiv Foodservice segment Adjusted EBITDA	162	175

Graham Packaging Segment

	For the three month period ended September 30,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	532	100%	537	100%	(5)	(1)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	532	100%	537	100%	(5)	(1)%
Cost of sales	(461)	(87)%	(455)	(85)%	(6)	(1)%
Gross profit	71	13%	82	15%	(11)	(13)%
Selling, marketing and distribution expenses/General and administration expenses	(43)	(8)%	(46)	(9)%	3	7%
Net other income (expenses)	(5)	(1)%	—	—%	(5)	NM
Profit from operating activities	23	4%	36	7%	(13)	(36)%
Graham Packaging segment Adjusted EBITDA	92	17%	104	19%	(12)	(12)%

Revenue. Total segment revenue decreased by $5 million, or 1%. The decrease was primarily due to the impact of business divestitures, the application of the new revenue recognition standard and an unfavorable foreign currency impact, partially offset by higher pricing.

Cost of Sales. Cost of sales increased by $6 million, or 1%. The increase was primarily due to higher raw material costs, partially offset by the impact of business divestitures and the application of the new revenue recognition standard. For the three month periods ended September 30, 2018 and September 30, 2017, raw material costs accounted for 53% and 52% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $3 million, or 7%.

Net Other. Net other changed by $5 million, resulting in net other expenses of $5 million. The change was primarily due to higher asset impairment charges. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the three month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	23	36
Depreciation and amortization	61	66
EBITDA	84	102
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	5	1
Other	3	1
Graham Packaging segment Adjusted EBITDA	92	104

Evergreen Segment

	For the three month period ended September 30,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	382	93%	367	92%	15	4%
Inter-segment revenue	27	7%	33	8%	(6)	(18)%
Total segment revenue	409	100%	400	100%	9	2%
Cost of sales	(347)	(85)%	(329)	(82)%	(18)	(5)%
Gross profit	62	15%	71	18%	(9)	(13)%
Selling, marketing and distribution expenses/ General and administration expenses	(15)	(4)%	(21)	(5)%	6	29%
Net other income (expenses)	—	—%	3	1%	(3)	(100)%
Profit from operating activities	47	11%	53	13%	(6)	(11)%
Evergreen segment Adjusted EBITDA	63	15%	67	17%	(4)	(6)%

Revenue. Total segment revenue increased by $9 million, or 2%. The increase was primarily due to higher pricing.

Cost of Sales. Cost of sales increased by $18 million, or 5%. The increase was primarily due to higher manufacturing and logistics costs, partially offset by lower sales volume. The higher manufacturing costs were primarily due to the timing of planned mill outages and operational issues at the mills. For the three month periods ended September 30, 2018 and September 30, 2017, raw material costs accounted for 39% and 41% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $6 million, or 29%. The decrease was primarily due to lower employee-related costs.

Net Other. Net other income decreased by $3 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the three month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	47	53
Depreciation and amortization	15	14
EBITDA	62	67
Included in Evergreen segment EBITDA:
Other	1	—
Evergreen segment Adjusted EBITDA	63	67

Closures Segment

	For the three month period ended September 30,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	211	95%	235	98%	(24)	(10)%
Inter-segment revenue	10	5%	4	2%	6	NM
Total segment revenue	221	100%	239	100%	(18)	(8)%
Cost of sales	(184)	(83)%	(195)	(82)%	11	6%
Gross profit	37	17%	44	18%	(7)	(16)%
Selling, marketing and distribution expenses/ General and administration expenses	(23)	(10)%	(24)	(10)%	1	4%
Net other income (expenses)	—	—%	(2)	(1)%	2	100%
Profit from operating activities	14	6%	18	8%	(4)	(22)%
Closures segment Adjusted EBITDA	30	14%	38	16%	(8)	(21)%

Revenue. Total segment revenue decreased by $18 million, or 8%.The decrease was primarily due to the impact of business divestitures and an unfavorable foreign currency impact, partially offset by higher pricing largely due to higher resin costs passed through to customers.

Cost of Sales. Cost of sales decreased by $11 million, or 6%. The decrease was primarily due to the impact of business divestitures and a favorable foreign currency impact, partially offset by higher raw material costs. For the three month periods ended September 30, 2018 and September 30, 2017, raw material costs accounted for 62% and 59% of Closures’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $1 million, or 4%.

Net Other. Net other expenses decreased by $2 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the three month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	14	18
Depreciation and amortization	12	18
EBITDA	26	36
Included in Closures segment EBITDA:
Other	4	2
Closures segment Adjusted EBITDA	30	38

Corporate/Unallocated

	For the three month period ended September 30,
(In $ million, except for %)	2018	2017	Change	% change
Gross profit (loss)	(3)	—	(3)	NM
Selling, marketing and distribution expenses/General and administration expenses	(24)	(34)	10	29%
Net other income (expenses)	(6)	(4)	(2)	(50)%
Loss from operating activities	(33)	(38)	5	13%
Corporate/Unallocated Adjusted EBITDA	(11)	(11)	—	—%

Gross Profit. Gross profit decreased by $3 million.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $10 million, or 29%. The decrease included the impact of lower pension expense. This item has been included in the segment’s Adjusted EBITDA calculation.

Net Other. Net other expenses increased by $2 million to $6 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the three month period ended September 30,
(In $ million)	2018	2017
Loss from operating activities	(33)	(38)
EBITDA	(33)	(38)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	15	20
Related party management fee	7	8
Other	—	(1)
Corporate/Unallocated Adjusted EBITDA	(11)	(11)

Results of Operations

Nine month period ended September 30, 2018 compared to the nine month period ended September 30, 2017

RGHL Group

	For the nine month period ended September 30,
(In $ million, except for %)	2018	% of revenue	2017	% of revenue	Change	% change
Revenue	7,933	100%	7,832	100%	101	1%
Cost of sales	(6,383)	(80)%	(6,117)	(78)%	(266)	(4)%
Gross profit	1,550	20%	1,715	22%	(165)	(10)%
Selling, marketing and distribution expenses/General and administration expenses	(728)	(9)%	(772)	(10)%	44	6%
Net other income (expenses)	(40)	(1)%	(31)	—%	(9)	(29)%
Profit from operating activities	782	10%	912	12%	(130)	(14)%
Financial income	40	1%	153	2%	(113)	(74)%
Financial expenses	(490)	(6)%	(577)	(7)%	87	15%
Net financial income (expenses)	(450)	(6)%	(424)	(5)%	(26)	(6)%
Profit (loss) from continuing operations before income tax	332	4%	488	6%	(156)	(32)%
Income tax (expense) benefit	(101)	(1)%	(147)	(2)%	46	31%
Profit (loss) from continuing operations	231	3%	341	4%	(110)	(32)%
Profit (loss) from discontinued operations, net of income tax	—	—%	—	—%	—	NM
Profit (loss) for the period	231	3%	341	4%	(110)	NM
Depreciation and amortization from continuing operations	487	6%	505	6%	18	4%
RGHL Group Adjusted EBITDA(1) from continuing operations	1,376	17%	1,530	20%	(154)	(10)%

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to this financial measure.

Revenue. Revenue increased by $101 million, or 1%. The increase was primarily due to higher pricing across all segments, largely as a result of the pass-through of higher raw material costs to customers, partially offset by the impact of business divestitures at Closures, Pactiv Foodservice and Graham Packaging.

Cost of Sales. Cost of sales increased by $266 million, or 4%. The increase was primarily due to higher raw material, logistics and manufacturing costs. These increases were partially offset by the impact of business divestitures at Closures, Pactiv Foodservice and Graham Packaging.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $44 million, or 6%. The decrease was primarily due to lower employee-related costs and lower depreciation and amortization.

Net Other. Net other expenses increased by $9 million to $40 million. The increase was due to an increase of $13 million in asset impairment charges and an unfavorable change of $9 million in unrealized gains and losses on derivatives, partially offset by a favorable change of $18 million in gains and losses on sale of businesses.

Net Financial Income (Expenses). Net financial expenses increased by $26 million to $450 million. The increase was primarily due to an unfavorable change of $163 million in the fair value of embedded derivatives, partially offset by a $62 million decrease in losses on extinguishment of debt, a $54 million favorable foreign currency impact and a $17 million decrease in interest expense. For more information regarding financial income (expenses) and borrowings, refer to notes 7 and 11, respectively.

Income Tax. We recognized income tax expense of $101 million on income before income tax of $332 million (an effective tax rate of 30%) for the nine month period ended September 30, 2018 as compared to income tax expense of $147 million on income before income tax of $488 million (an effective tax rate of 30%) for the nine month period ended September 30, 2017. The effective tax rate in the current year period reflects the impact of U.S. tax legislative changes enacted in late 2017. The 2017 effective tax rate also reflects the establishment of a $35 million deferred tax asset for unused tax losses previously unrecognized. For further information, including a reconciliation of income tax expense, refer to note 8.

Depreciation and Amortization. Depreciation and amortization decreased by $18 million. The decrease includes the impact of business divestitures.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for the RGHL Group is as follows:

	For the nine month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	782	912
Depreciation and amortization from continuing operations	487	505
RGHL Group EBITDA(1) from continuing operations	1,269	1,417
Included in the RGHL Group EBITDA:
Asset impairment charges, net of reversals	20	7
(Gain) loss on sale of businesses and non-current assets	(5)	13
Non-cash pension expense	42	54
Operational process engineering-related consultancy costs	10	5
Related party management fee	20	22
Restructuring costs, net of reversals	12	16
Unrealized (gain) loss on derivatives	7	(2)
Other	1	(2)
RGHL Group Adjusted EBITDA(1) from continuing operations	1,376	1,530
Segment detail of Adjusted EBITDA:
Reynolds Consumer Products	427	457
Pactiv Foodservice	438	494
Graham Packaging	284	310
Evergreen	167	194
Closures	95	107
Corporate/Unallocated(2)	(35)	(32)
RGHL Group Adjusted EBITDA from continuing operations	1,376	1,530

(1)	Refer to page 2 under the heading “Non-GAAP Financial Measures” for additional information related to these financial measures.

(2)
Corporate/Unallocated includes holding companies and certain debt issuer companies which support the entire RGHL Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Consumer Products Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	2,110	94%	2,021	95%	89	4%
Inter-segment revenue	126	6%	113	5%	13	12%
Total segment revenue	2,236	100%	2,134	100%	102	5%
Cost of sales	(1,666)	(75)%	(1,529)	(72)%	(137)	(9)%
Gross profit	570	25%	605	28%	(35)	(6)%
Selling, marketing and distribution expenses/ General and administration expenses	(209)	(9)%	(215)	(10)%	6	3%
Net other income (expenses)	(6)	—%	5	—%	(11)	NM
Profit from operating activities	355	16%	395	19%	(40)	(10)%
Reynolds Consumer Products segment Adjusted EBITDA	427	19%	457	21%	(30)	(7)%

Revenue. Total segment revenue increased by $102 million, or 5%. The increase was primarily due to higher pricing as a result of incremental raw material and logistics costs.

Cost of Sales. Cost of sales increased by $137 million, or 9%. The increase was primarily due to higher raw material and logistics costs. For the nine month periods ended September 30, 2018 and September 30, 2017, raw material costs accounted for 64% and 66% of Reynolds Consumer Products’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $6 million, or 3%. The decrease was due to the timing of advertising expenses.

Net Other. Net other changed by $11 million, resulting in net other expenses of $6 million. The change was primarily due to an unfavorable change in unrealized gains and losses on derivatives. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Reynolds Consumer Products segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	355	395
Depreciation and amortization	63	65
EBITDA	418	460
Included in Reynolds Consumer Products segment EBITDA:
Unrealized (gain) loss on derivatives	8	(4)
Other	1	1
Reynolds Consumer Products segment Adjusted EBITDA	427	457

Pactiv Foodservice Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	2,445	86%	2,416	87%	29	1%
Inter-segment revenue	398	14%	368	13%	30	8%
Total segment revenue	2,843	100%	2,784	100%	59	2%
Cost of sales	(2,370)	(83)%	(2,259)	(81)%	(111)	(5)%
Gross profit	473	17%	525	19%	(52)	(10)%
Selling, marketing and distribution expenses/ General and administration expenses	(198)	(7)%	(195)	(7)%	(3)	(2)%
Net other income (expenses)	(30)	(1)%	(16)	(1)%	(14)	(88)%
Profit from operating activities	245	9%	314	11%	(69)	(22)%
Pactiv Foodservice segment Adjusted EBITDA	438	15%	494	18%	(56)	(11)%

Revenue. Total segment revenue increased by $59 million, or 2%. The increase was primarily due to higher pricing, largely as a result of the pass-through of input costs to customers, net of product mix impacts. These increases were partially offset by the impact of business divestitures.

Cost of Sales. Cost of sales increased by $111 million, or 5%. The increase was primarily due to higher raw material, manufacturing and logistics costs. These increases were partially offset by lower costs due to business divestitures. For the nine month periods ended September 30, 2018 and September 30, 2017, raw material costs accounted for 59% and 58% of Pactiv Foodservice’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses increased by $3 million, or 2%.

Net Other. Net other expenses increased by $14 million to $30 million. The increase was primarily due to higher losses on sale of businesses and higher asset impairment charges. These items have been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Pactiv Foodservice segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	245	314
Depreciation and amortization	152	154
EBITDA	397	468
Included in Pactiv Foodservice segment EBITDA:
Asset impairment charges, net of reversals	6	2
(Gain) loss on sale of businesses and non-current assets	23	11
Operational process engineering-related consultancy costs	10	4
Restructuring costs, net of reversals	2	7
Other	—	2
Pactiv Foodservice segment Adjusted EBITDA	438	494

Graham Packaging Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	1,610	100%	1,639	100%	(29)	(2)%
Inter-segment revenue	—	—%	—	—%	—	—%
Total segment revenue	1,610	100%	1,639	100%	(29)	(2)%
Cost of sales	(1,389)	(86)%	(1,387)	(85)%	(2)	—%
Gross profit	221	14%	252	15%	(31)	(12)%
Selling, marketing and distribution expenses/General and administration expenses	(132)	(8)%	(140)	(9)%	8	6%
Net other income (expenses)	(13)	(1)%	(4)	—%	(9)	NM
Profit from operating activities	76	5%	108	7%	(32)	(30)%
Graham Packaging segment Adjusted EBITDA	284	18%	310	19%	(26)	(8)%

Revenue. Total segment revenue decreased by $29 million, or 2%. The decrease was primarily due to the impact of business divestitures, the application of the new revenue recognition standard and lower sales volume, partially offset by higher pricing.

Cost of Sales. Cost of sales increased by $2 million. The increase was primarily due to higher raw material and logistics costs, partially offset by the application of the new revenue recognition standard, the impact of business divestitures and lower sales volume. For the nine month periods ended September 30, 2018 and September 30, 2017, raw material costs accounted for 53% and 52% of Graham Packaging’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $8 million, or 6%. The decrease was primarily due to lower employee-related costs and the impact of business divestitures.

Net Other. Net other expenses increased by $9 million to $13 million. The increase was primarily due to higher asset impairment charges. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Graham Packaging segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	76	108
Depreciation and amortization	189	194
EBITDA	265	302
Included in Graham Packaging segment EBITDA:
Asset impairment charges, net of reversals	10	3
Restructuring costs, net of reversals	6	3
Other	3	2
Graham Packaging segment Adjusted EBITDA	284	310

Evergreen Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	1,125	94%	1,077	92%	48	4%
Inter-segment revenue	75	6%	90	8%	(15)	(17)%
Total segment revenue	1,200	100%	1,167	100%	33	3%
Cost of sales	(1,027)	(86)%	(958)	(82)%	(69)	(7)%
Gross profit	173	14%	209	18%	(36)	(17)%
Selling, marketing and distribution expenses/ General and administration expenses	(52)	(4)%	(63)	(5)%	11	17%
Net other income (expenses)	4	—%	3	—%	1	33%
Profit from operating activities	125	10%	149	13%	(24)	(16)%
Evergreen segment Adjusted EBITDA	167	14%	194	17%	(27)	(14)%

Revenue. Total segment revenue increased by $33 million, or 3%. The increase was primarily due to higher sales volume and higher pricing.

Cost of Sales. Cost of sales increased by $69 million, or 7%. The increase was primarily due to higher manufacturing and logistics costs, higher sales volume and higher raw material costs. For the nine month periods ended September 30, 2018 and September 30, 2017, raw material costs accounted for 40% and 41% of Evergreen’s cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $11 million, or 17%. The decrease was primarily due to lower employee-related costs.

Net Other. Net other income increased by $1 million to $4 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Evergreen segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	125	149
Depreciation and amortization	45	43
EBITDA	170	192
Included in Evergreen segment EBITDA:
Other	(3)	2
Evergreen segment Adjusted EBITDA	167	194

Closures Segment

	For the nine month period ended September 30,
(In $ million, except for %)	2018	% of segment revenue	2017	% of segment revenue	Change	% change
External revenue	643	96%	679	98%	(36)	(5)%
Inter-segment revenue	29	4%	12	2%	17	NM
Total segment revenue	672	100%	691	100%	(19)	(3)%
Cost of sales	(556)	(83)%	(567)	(82)%	11	2%
Gross profit	116	17%	124	18%	(8)	(6)%
Selling, marketing and distribution expenses/ General and administration expenses	(62)	(9)%	(71)	(10)%	9	13%
Net other income (expenses)	27	4%	(2)	—%	29	NM
Profit from operating activities	81	12%	51	7%	30	59%
Closures segment Adjusted EBITDA	95	14%	107	15%	(12)	(11)%

Revenue. Total segment revenue decreased by $19 million, or 3%. The decrease was primarily due to the impact of business divestitures, partially offset by higher sales volume in the ongoing business and higher pricing largely due to higher resin costs passed through to customers.

Cost of Sales. Cost of sales decreased by $11 million, or 2%. The decrease was primarily due to the impact of business divestitures, partially offset by higher raw material costs and higher sales volume. For the nine month periods ended September 30, 2018 and September 30, 2017, raw material costs accounted for 62% and 59% of Closures’ cost of sales, respectively.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $9 million, or 13%. The decrease was primarily due to lower employee-related costs and the impact of business divestitures.

Net Other. Net other changed by $29 million, resulting in net other income of $27 million. The change was primarily due to the net gain on the sale of businesses in the current year period. This item has been included in the segment’s Adjusted EBITDA calculation.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of profit from operating activities to EBITDA and Adjusted EBITDA for our Closures segment is as follows:

	For the nine month period ended September 30,
(In $ million)	2018	2017
Profit from operating activities	81	51
Depreciation and amortization	38	49
EBITDA	119	100
Included in Closures segment EBITDA:
Asset impairment charges, net of reversals	4	2
(Gain) loss on sale of businesses and non-current assets	(31)	1
Restructuring costs, net of reversals	3	4
Closures segment Adjusted EBITDA	95	107

Corporate/Unallocated

	For the nine month period ended September 30,
(In $ million, except for %)	2018	2017	Change	% change
Gross profit (loss)	(3)	—	(3)	NM
Selling, marketing and distribution expenses/General and administration expenses	(75)	(88)	13	15%
Net other income (expenses)	(22)	(17)	(5)	(29)%
Loss from operating activities	(100)	(105)	5	5%
Corporate/Unallocated Adjusted EBITDA	(35)	(32)	(3)	(9)%

Gross Profit. Gross profit decreased by $3 million.

Selling, Marketing and Distribution Expenses/General and Administration Expenses. Selling, marketing and distribution expenses and general and administration expenses decreased by $13 million, or 15%. The decrease was primarily due to lower pension expense. This item has been included in the segment's Adjusted EBITDA calculation.

Net Other. Net other expenses increased by $5 million to $22 million.

EBITDA/Adjusted EBITDA Reconciliation

The reconciliation of loss from operating activities to EBITDA and Adjusted EBITDA for Corporate/Unallocated is as follows:

	For the nine month period ended September 30,
(In $ million)	2018	2017
Loss from operating activities	(100)	(105)
EBITDA	(100)	(105)
Included in Corporate/Unallocated EBITDA:
Non-cash pension expense	42	54
Related party management fee	20	22
Other	3	(3)
Corporate/Unallocated Adjusted EBITDA	(35)	(32)

Differences Between the RGHL Group and the BP I Group Results of Operations
The indentures governing certain of our outstanding notes also require us to provide certain information for Beverage Packaging Holdings I Limited and its consolidated subsidiaries (the "BP I Group"). The information presented in the RGHL Group interim unaudited condensed consolidated financial statements is substantially equivalent to the information that would be presented in the BP I Group financial statements. Accordingly, separate BP I Group financial statements are not included in this quarterly report. RGHL is a holding company. Consequently, there are no differences between the revenue and gross profit amounts presented in the RGHL Group interim unaudited condensed consolidated financial statements and the revenue and gross profit amounts that would be included in the BP I Group financial statements. The differences in the profit (loss) before income tax are primarily due to related party interest income and expenses that are recognized by RGHL, intercompany amounts between RGHL and the members of the BP I Group that eliminate on consolidation of the RGHL Group, foreign currency exchange movements on the related party balances of RGHL, management fee expense recognized by RGHL and incidental RGHL corporate expenses, as applicable in a given period.

Differences between the RGHL Group statement of financial position and the financial position of the BP I Group are primarily attributable to the related party receivables and borrowings of RGHL and balances between RGHL and the BP I Group.

Differences between the RGHL Group statement of cash flows and the cash flows of the BP I Group primarily relate to the management fee, loans with RGHL and transactions associated with share capital.

Liquidity and Capital Resources
Historical Cash Flows
The following table discloses the RGHL Group’s cash flows for the periods presented:

	For the nine month period ended September 30,
(In $ million)	2018	2017
Net cash flows from (used in) operating activities	547	451
Net cash flows from (used in) investing activities	(295)	(276)
Net cash flows from (used in) financing activities	(347)	(674)
Net increase (decrease) in cash and cash equivalents	(95)	(499)

Cash Flows from (used in) Operating Activities
Cash provided by operating activities was $547 million compared to cash provided by operating activities of $451 million in the prior year period. Changes in trade and other payables resulted in a favorable impact of $86 million, primarily due to vendor term changes and timing of payments. Cash tax payments decreased by $43 million and interest payments decreased by $32 million due to a reduction in outstanding principal borrowing amounts.
Cash Flows from (used in) Investing Activities
Cash used in investing activities was $295 million compared to cash used in investing activities of $276 million in the prior year period. The current year period includes an increase of $135 million in capital expenditures, partially offset by an increase of $111 million in net cash proceeds from business divestitures. Refer to “— Capital Expenditures” for additional information regarding expenditures on property, plant and equipment and intangible assets.

Cash Flows from (used in) Financing Activities
The net cash outflow during each respective period is summarized as follows:

	For the nine month period ended September 30,
(In $ million)	2018	2017
Drawdown of borrowings	—	452
Repayment of borrowings	(343)	(1,112)
Payment of debt transaction costs	—	(10)
Other	(4)	(4)
Net cash outflow	(347)	(674)

Refer to note 11 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for additional information related to each of our borrowings.

Capital Expenditures

Capital expenditures were $422 million compared to $287 million in the prior year period. The increase reflects higher investments made in the current year period.

We incurred $410 million in capital expenditures in 2017 and we expect to incur approximately $575 million in capital expenditures during 2018 (excluding acquisitions) largely to support business growth, cost reduction and business maintenance. We expect to fund these expenditures with cash flows from operations. Actual capital expenditures may differ.

Liquidity and Capital Resources
We have substantial debt and debt service obligations. As of September 30, 2018, our total outstanding principal amounts of borrowings was $11,090 million.

Our sources of liquidity for the future are expected to be our existing cash resources, cash flows from operations, drawings under the revolving credit facility of our Credit Agreement, borrowings under the 2017 Securitization Facility and local working capital facilities. In addition to our cash and cash equivalents and excess capacity under our 2017 Securitization Facility, as of September 30, 2018, we had $243 million available for drawing under our revolving credit facility. Our revolving credit facility matures in August 2021.

Our ability to borrow under our revolving credit facility or our other local working capital facilities may be limited by the terms of such indebtedness or other indebtedness (including the Reynolds Notes), including financial covenants.

On January 15, 2018, the RGHL Group repaid upon maturity all of the $16 million aggregate principal amount outstanding of the 6.400% Notes due 2018 plus accrued and unpaid interest.

On February 15, 2018, the RGHL Group repaid $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 101.146% plus accrued and unpaid interest.

Our annualized cash interest obligations on our outstanding indebtedness are expected to be approximately $610 million, assuming interest on our floating rate debt continues to accrue at the current applicable interest rates and there is no change in the current euro-to-U.S. dollar exchange rate for euro-denominated interest obligations. We expect to meet our debt service obligations with our existing cash resources and cash flows from operations. Refer to note 11 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for details related to our debt and related repayment terms.

Under the indentures governing the Reynolds Notes, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Indebtedness may be incurred under the incurrence tests if the fixed charge coverage ratio is at least 2.00 to 1.00 on a pro forma basis and (i) under the indentures governing certain of our Reynolds Senior Secured Notes, the liens securing first lien secured indebtedness do not exceed a 3.50 to 1.00 senior secured first lien leverage ratio, (ii) under the indentures governing our Reynolds Senior Notes, the liens securing any secured indebtedness do not exceed a 4.50 to 1.00 secured leverage ratio and (iii) under the indentures governing the 5.125% Senior Secured Notes due 2023 and the Floating Rate Senior Secured Notes due 2021, the liens securing first lien secured indebtedness do not exceed a 4.50 to 1.00 senior secured first lien leverage ratio.

Under the Credit Agreement, we may incur additional indebtedness either by satisfying certain incurrence tests or by incurring such additional indebtedness under certain specific categories of permitted debt. Incremental senior secured indebtedness under the Credit Agreement and senior secured or unsecured notes in lieu thereof are permitted to be incurred up to an aggregate principal amount of $750 million subject to pro forma compliance with the Credit Agreement’s total secured leverage ratio covenant. In addition, we may incur incremental senior secured indebtedness under the Credit Agreement and senior secured notes in an unlimited amount so long as our total secured leverage ratio does not exceed 4.50 to 1.00 on a pro forma basis and (in the case of incremental senior secured indebtedness under the Credit Agreement only) we are in pro forma compliance with the total secured leverage ratio covenant included in the Credit Agreement. The incurrence of unsecured indebtedness, including the issuance of senior notes, and unsecured subordinated indebtedness is also permitted if the fixed charge coverage ratio covenant is at least 2.00 to 1.00 on a pro forma basis.

The Credit Agreement and the indentures governing the Reynolds Notes generally allow subsidiaries of RGHL to transfer funds in the form of cash dividends, loans or advances within the RGHL Group.

We believe that our cash flows from operations and existing available cash, together with our other available external financing sources, will be adequate to meet our future liquidity needs for the next year. We are currently in compliance with the covenants under the Credit Agreement, the indentures governing the Reynolds Notes and our other outstanding indebtedness. We expect to remain in compliance with our covenants.

Our future operating performance and our ability to service or refinance the Credit Agreement, our outstanding notes and other indebtedness are subject to economic conditions and financial, business and other factors, many of which are beyond our control.

We may from time to time seek to issue additional indebtedness depending on market conditions, our liquidity requirements and other considerations.

We or our affiliates may from time to time seek to retire or repurchase our outstanding indebtedness in open market purchases, privately negotiated transactions or otherwise. Such transactions, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other considerations.

Embedded Derivatives
We have separately recognized embedded derivative assets in relation to the early call feature on certain borrowings. Embedded derivatives are measured at fair value with changes in fair value recognized through net financial income (expenses) in the statement of comprehensive income as a component of profit or loss. As of September 30, 2018, our non-current derivative asset associated with embedded derivatives was $221 million. The fair value of the embedded derivatives is calculated using industry standard models that consider various assumptions, such as quoted market prices, time value and volatility factors for the underlying instruments. Changes in any one or more of these assumptions could have a significant impact on the value of embedded derivatives.

Contractual Obligations
The following table summarizes our material contractual obligations as of September 30, 2018:

	Payments, due by period, as of September 30, 2018
(In $ million)	Total	Less than one year	One to three years	Three to five years	Greater than five years
Trade and other payables	1,089	1,089	—	—	—
Financial liabilities(1)	13,532	1,063	5,401	5,604	1,464
Operating leases	399	106	154	84	55
Unconditional capital expenditure obligations	181	181	—	—	—
Total contractual obligations	15,201	2,439	5,555	5,688	1,519

(1)
Total repayments of financial liabilities consist of the principal amounts, fixed and floating rate interest obligations and the cash flows associated with commodity and other derivative instruments. The exchange rate on euro-denominated borrowings and the interest rate on the floating rate debt balances have been assumed to be the same as the rates in effect as of September 30, 2018.

As of September 30, 2018, our liabilities for pensions, post-employment benefits and uncertain tax positions totaled $588 million. The ultimate timing of these liabilities cannot be determined; therefore, we have excluded these amounts from the contractual obligations table above.

The RGHL Group is required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments are due in 2018 for the year ended December 31, 2017.

Contingent Liabilities
The RGHL Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advisory fees (the “Management Fee”) of up to 1.5% of the RGHL Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year. The Credit Agreement permits the RGHL Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

As part of the agreements for the sale of various businesses, the RGHL Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2018, the RGHL Group is not aware of any material claims under these agreements that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the RGHL Group’s financial position, results of operations and cash flows.
Off-Balance Sheet Arrangements
Other than operating leases entered into in the normal course of business, we have no material off-balance sheet obligations.

Accounting Principles
Our interim unaudited condensed consolidated financial statements have been prepared in accordance with IFRS and International Financial Reporting Interpretations Committee Interpretations as issued by the IASB.

Critical Accounting Policies
For a summary of our critical accounting policies, refer to “Part I — Item 5. Operating and Financial Review and Prospects — Critical Accounting Policies” of our Annual Report. Except as disclosed below, our critical accounting policies have not changed from those disclosed in our Annual Report.

Revenue Recognition
We manufacture and sell a range of consumer food, beverage and food service packaging products. We enter into a variety of arrangements with customers, including pricing arrangements and master supply arrangements, which outline the terms under which we do business with a specific customer. We also sell to some customers solely based on purchase orders. We have concluded that for the vast majority of our revenue, our contracts with customers are either a purchase order or the combination of a purchase order with a master supply arrangement.
Revenue is recognized for these arrangements over time or at a point in time depending on our evaluation of when the customer obtains control of the promised products or services. Revenue from customer products which have no alternative use, for which an enforceable right to payment exists, is recognized over time such that a portion of revenue will be recognized prior to the delivery of these products. All other revenue is recognized at a point in time, which is typically on delivery. All revenue is recognized net of any related rebates, discounts and tax.
The nature of our contracts gives rise to several types of variable consideration. The recognition of revenue is dependent on the terms of the individual arrangements of a sale. In arriving at net revenue, we estimate the amount of deductions from revenue that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts. In addition, in certain of our businesses, we participate in customer pricing programs that provide price discounts to the ultimate end-users of our products in the form of redeemable coupons. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information reasonably available to us, including historical and current market trends which are affected by seasonality and competitiveness of promotional programs being offered. Accumulated experience is used to estimate and provide for the expected value of these discounts. We include estimated amounts in the transaction price to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates are reviewed quarterly for possible revisions. In the event that future revenue deduction trends vary significantly from past or expected trends, reported revenue may increase or decrease by a material amount.
For arrangements that include multiple performance obligations, we allocate revenue to each performance obligation based on estimates of the price that would be charged to the customer for each promised product or service if it were sold on a standalone basis. The durations for these arrangements are short-term, not exceeding one year.
Impairment of Goodwill, Intangible Assets and Property, Plant and Equipment
In connection with the goodwill impairment test for the year ended December 31, 2017, the RGHL Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 4%. A change of approximately 2% in the forecasted EBITDA, forecasted cash flows, discount rate or estimated earnings multiple for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the nine month period ended September 30, 2018.

Recently Issued Accounting Pronouncements

Refer to note 2.2 of the RGHL Group’s interim unaudited condensed consolidated financial statements included elsewhere in this quarterly report for information regarding new and revised accounting standards and interpretations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

In the normal course of business we are subject to risks from adverse fluctuations in interest and foreign currency exchange rates and commodity prices. We manage these risks through a combination of an appropriate mix between variable rate and fixed rate borrowings, interest rate swaps and natural offsets of foreign currency receipts and payments, supplemented by forward foreign currency exchange contracts and commodity derivatives. Derivative contracts are not used for trading or speculative purposes. The extent to which we use derivative instruments is dependent upon our access to them in the financial markets, the costs associated with entering into such arrangements and our use of other risk management methods, such as netting exposures for foreign currency exchange risk and establishing sales arrangements that permit the pass-through of changes in commodity prices to customers. Our objective in managing our exposure to market risk is to limit the impact on earnings and cash flow.

Interest Rate Risk

We had significant debt commitments outstanding as of September 30, 2018. These on-balance sheet financial instruments, to the extent they accrue interest at variable interest rates, expose us to interest rate risk. Our interest rate risk arises primarily on significant borrowings that are denominated in U.S. dollars and euros that are drawn under our Floating Rate Senior Secured Notes, our Credit Agreement and our 2017 Securitization Facility. As of September 30, 2018, the Floating Rate Senior Secured Notes accrued interest at a floating rate with no floor. As of September 30, 2018, the Credit Agreement included interest rate floors of 0.0% per annum on the revolving loan and the U.S. and European term loans. As of September 30, 2018, the 2017 Securitization Facility accrued interest at a floating rate with a 0.0% floor.

The underlying rate for our Floating Rate Senior Secured Notes due 2021 is the three-month Dollar LIBO Rate. As of September 30, 2018, the applicable three-month Dollar LIBO Rate was 2.34%. In July 2016, the RGHL Group entered into a $750 million interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Notes due 2021. While the RGHL Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is fixed at 4.670% from October 15, 2016.

The underlying rates for our Credit Agreement are the one-month LIBOR and EURIBOR. As of September 30, 2018, the applicable rates were 2.24% and (0.37%), respectively. Based on our outstanding debt commitments as of September 30, 2018, a one-year timeframe and all other variables, in particular foreign currency exchange rates, remaining constant, a 100 basis point increase in interest rates would result in a $33 million increase in interest expense on the U.S. term loan and a $2 million increase in interest expense on the European term loan under our Credit Agreement. A 100 basis point decrease in interest rates would result in a $33 million decrease in interest expense on the U.S. term loan and would have no impact on interest expense for the European term loan due to the EURIBOR floor under our Credit Agreement.

The underlying rate for our 2017 Securitization Facility is the one-month LIBOR. As of September 30, 2018, the applicable one-month LIBOR was 2.17%. Based on our outstanding debt commitments under our 2017 Securitization Facility as of September 30, 2018, a one-year timeframe and all other variables remaining constant, a 100 basis point increase (decrease) in the underlying interest rates would result in a $4 million increase (decrease) in interest expense.

Foreign Currency Exchange Rate Risk

As a result of our international operations, we are exposed to foreign currency exchange risk arising from sales, purchases, assets and borrowings that are denominated in currencies other than the functional currencies of the respective entities. We are also exposed to foreign currency exchange risk on certain intercompany borrowings between certain of our entities with different functional currencies.

In accordance with our treasury policy, we take advantage of natural offsets to the extent possible. On a limited basis, we use contracts to hedge residual foreign currency exchange risk arising from receipts and payments denominated in foreign currencies. We generally do not hedge our exposure to translation gains or losses in respect of our non-U.S. dollar functional currency assets or liabilities. Additionally, when considered appropriate, we may enter into forward exchange contracts to hedge foreign currency exchange risk arising from specific transactions. We had no outstanding foreign currency derivative contracts as of September 30, 2018.

The fair values of the derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. During the nine month period ended September 30, 2018, we recognized a less than $1 million unrealized gain and a less than $1 million realized gain in net other income (expenses) in the profit or loss component of the statement of comprehensive income related to foreign currency exchange derivatives.

Commodity Risk

We are exposed to commodity and other price risk principally from the purchase of resin (and its components), natural gas, electricity, aluminum and diesel. We use various strategies to manage cost exposures on certain raw material purchases with the objective of obtaining more predictable costs for these commodities. We generally enter into commodity financial instruments or derivatives to hedge commodity prices related to resin, aluminum, diesel and natural gas.

We enter into futures and swaps to reduce our exposure to commodity price fluctuations. These derivatives are implemented to either (a) mitigate the impact of the lag in timing between when raw material costs change and when we can pass through these raw material costs changes to our customers or (b) fix our input costs for a period of time. The following table provides the details of our outstanding commodity derivative contracts as of September 30, 2018.

Type	Unit of measure	Contracted volume	Contracted price range	Contracted date of maturity
Aluminum swaps	metric tonne	44,525	$1,563 - $2,500	Oct 2018 - Dec 2019
Aluminum Midwest Premium swaps	metric tonne	3,692	$211 - $405	Oct 2018 - Dec 2019
Natural gas swaps	million BTU	4,897,909	$2.58 - $3.21	Oct 2018 - Dec 2019
Ethylene swaps	pound	5,071,807	$0.29 - $0.29	Oct 2018 - Apr 2019
Polymer-grade propylene swaps	pound	27,454,506	$0.47 - $0.61	Oct 2018 - Mar 2019
Benzene swaps	U.S. liquid gallon	10,365,309	$2.93 - $3.25	Oct 2018 - Jun 2019
Diesel swaps	U.S. liquid gallon	4,614,301	$2.84 - $3.35	Oct 2018 - Dec 2019
Low-density polyethylene swaps	pound	30,000,000	$0.85 - $0.93	Oct 2018 - Dec 2019

The fair values of the commodity derivative contracts are derived from inputs based on quoted market prices or traded exchange market prices and represent the estimated amounts that we would pay or receive to terminate the contracts. As of September 30, 2018, the estimated fair values of the outstanding commodity derivative contracts were a net liability of $3 million. During the nine month period ended September 30, 2018, we recognized an $8 million unrealized loss in net other income (expenses) in the profit or loss component of the statement of comprehensive income and a $4 million realized gain as a component of cost of sales in the statement of comprehensive income related to commodity derivatives.

A 10% upward (downward) movement in the price curve used to value the commodity derivative contracts, applied as of September 30, 2018, would have resulted in an increase (decrease) of less than $1 million in unrealized losses recognized in the statement of comprehensive income assuming all other variables remain constant.

ITEM 4. CONTROLS AND PROCEDURES.
Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed by us in reports we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods, and that such information is accumulated and communicated to the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely discussions regarding required disclosure. We, under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were effective as of September 30, 2018.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting during the three month period ended September 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS.
We are involved in legal proceedings from time to time in the ordinary course of business. We believe that the outcome of these proceedings will not have a material effect on our financial condition, results of operations or cash flows. There have been no material changes to the legal proceedings disclosed in our Annual Report.

ITEM 1A. RISK FACTORS.
There have been no material changes in the risk factors disclosed in our Annual Report.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS.
Not applicable.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.
Not applicable.

ITEM 4. MINE SAFETY DISCLOSURE.
Not applicable.

ITEM 5. OTHER INFORMATION.
Not applicable.

ITEM 6. EXHIBITS.

Exhibit Number	Description of Exhibit
31.1	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Principal Executive Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer pursuant to section 1350 of Title 18 of the United States Code, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

31.1 Rule 13a-14(a) Certification

I, Thomas Degnan, the Chief Executive Officer of Reynolds Group Holdings Limited, certify that:

1.   I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.   The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
October 30, 2018

31.2 Rule 13a-14(a) Certification
I, Allen Hugli, the Chief Financial Officer of Reynolds Group Holdings Limited, certify that:

1.    I have reviewed this quarterly report of Reynolds Group Holdings Limited;

2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)   Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)   Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.    The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
October 30, 2018

32.1 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2018 as furnished with the Securities and Exchange Commission on the date hereof, I, Thomas Degnan, as Chief Executive Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ THOMAS DEGNAN
Thomas Degnan
Chief Executive Officer
October 30, 2018

32.2 CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT
TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the quarterly report of Reynolds Group Holdings Limited for the period ended September 30, 2018 as furnished with the Securities and Exchange Commission on the date hereof, I, Allen Hugli, as Chief Financial Officer of the company, hereby certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(1)   The quarterly report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the quarterly report fairly presents, in all material respects, the financial condition and results of operations of the company.

/s/ ALLEN HUGLI
Allen Hugli
Chief Financial Officer
October 30, 2018

Reynolds Group Holdings Limited

Interim unaudited condensed consolidated financial statements for the three and nine month periods ended
September 30, 2018 and 2017

Reynolds Group Holdings Limited

Contents

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of comprehensive income

		For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	Note	2018	2017	2018	2017
Revenue		2,693	2,689	7,933	7,832
Cost of sales		(2,145)	(2,087)	(6,383)	(6,117)
Gross profit		548	602	1,550	1,715
Selling, marketing and distribution expenses		(66)	(76)	(199)	(212)
General and administration expenses		(166)	(191)	(529)	(560)
Net other income (expenses)	6	(12)	6	(40)	(31)
Profit from operating activities		304	341	782	912
Financial income	7	134	9	40	153
Financial expenses	7	(157)	(159)	(490)	(577)
Net financial income (expenses)		(23)	(150)	(450)	(424)
Profit (loss) from continuing operations before income tax		281	191	332	488
Income tax (expense) benefit	8	(82)	(56)	(101)	(147)
Profit (loss) from continuing operations		199	135	231	341
Profit (loss) from discontinued operations, net of income tax		—	(1)	—	—
Profit (loss) for the period		199	134	231	341
Other comprehensive income (loss), net of income tax
Items that may be reclassified into profit (loss)
Exchange differences on translating foreign operations		(8)	(2)	(53)	86
Reclassification from foreign currency translation reserve		—	—	20	14
Items that will not be reclassified into profit (loss)
Remeasurement of defined benefit plans		106	61	318	66
Total other comprehensive income (loss), net of income tax		98	59	285	166
Total comprehensive income (loss)		297	193	516	507
Profit (loss) attributable to:
Equity holder of the Group - continuing operations		199	134	230	339
Equity holder of the Group - discontinued operations		—	(1)	—	—
Non-controlling interests		—	1	1	2
		199	134	231	341
Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations		297	193	515	505
Equity holder of the Group - discontinued operations		—	(1)	—	—
Non-controlling interests		—	1	1	2
		297	193	516	507

The interim unaudited condensed consolidated statements of comprehensive income should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of financial position

(In $ million)	Note	As of September 30, 2018	As of December 31, 2017
Assets
Cash and cash equivalents		538	617
Trade and other receivables, net		1,243	1,136
Inventories	10	1,469	1,370
Current tax assets		13	14
Assets held for sale		11	144
Derivatives		14	11
Other assets		94	40
Total current assets		3,382	3,332
Related party and other non-current receivables		340	352
Investments in associates and joint ventures		23	24
Deferred tax assets		27	32
Property, plant and equipment		3,007	2,923
Intangible assets		9,476	9,659
Derivatives		249	281
Other assets		83	79
Total non-current assets		13,205	13,350
Total assets		16,587	16,682
Liabilities
Trade and other payables		1,254	1,116
Liabilities directly associated with assets held for sale		—	34
Borrowings	11	455	470
Current tax liabilities		61	44
Derivatives		6	2
Employee benefits		159	213
Provisions		43	39
Total current liabilities		1,978	1,918
Non-current payables		43	45
Borrowings	11	10,592	10,919
Deferred tax liabilities		1,089	1,014
Employee benefits		632	1,045
Provisions		87	89
Total non-current liabilities		12,443	13,112
Total liabilities		14,421	15,030
Net assets		2,166	1,652
Equity
Share capital		1,664	1,664
Reserves		(1,432)	(1,728)
Retained profits		1,925	1,706
Equity attributable to equity holder of the Group		2,157	1,642
Non-controlling interests		9	10
Total equity		2,166	1,652

The interim unaudited condensed consolidated statements of financial position should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of changes in equity

(In $ million)	Share capital	Translation of foreign operations	Other reserves(1)	Retained profits	Equity attributable to equity holder of the Group	Non-controlling interests	Total
Balance at the beginning of the period (January 1, 2017)	1,664	(505)	(1,483)	1,272	948	9	957
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	339	339	2	341
Remeasurement of defined benefit plans, net of income tax	—	—	66	—	66	—	66
Foreign currency translation reserve	—	86	—	—	86	—	86
Reclassification of foreign currency translation reserve upon disposal of businesses	—	14	—	—	14	—	14
Total comprehensive income (loss) for the period	—	100	66	339	505	2	507
Change upon sale of businesses	—	—	3	(3)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(1)	(1)
Balance as of September 30, 2017	1,664	(405)	(1,414)	1,608	1,453	10	1,463

Balance at the beginning of the period (January 1, 2018)	1,664	(402)	(1,326)	1,706	1,642	10	1,652
Total comprehensive income (loss) for the period:
Profit (loss) after income tax	—	—	—	230	230	1	231
Remeasurement of defined benefit plans, net of income tax	—	—	318	—	318	—	318
Foreign currency translation reserve	—	(53)	—	—	(53)	—	(53)
Reclassification of foreign currency translation reserve upon disposal of businesses	—	20	—	—	20	—	20
Total comprehensive income (loss) for the period	—	(33)	318	230	515	1	516
Change upon sale of businesses	—	—	11	(11)	—	—	—
Dividends paid to non-controlling interests	—	—	—	—	—	(2)	(2)
Balance as of September 30, 2018	1,664	(435)	(997)	1,925	2,157	9	2,166

(1)	Balances include the cumulative reduction in equity of $1,561 million from common control transactions, with the remainder consisting of the cumulative remeasurement of defined benefit plans.

The interim unaudited condensed consolidated statements of changes in equity should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Interim unaudited condensed consolidated statements of cash flows

	For the nine month period ended September 30,
(In $ million)	2018	2017
Cash flows from (used in) operating activities
Profit (loss)	231	341
Adjustments for:
Depreciation and amortization	487	505
Asset impairment charges, net of reversals	20	7
Foreign currency adjustments	(1)	(1)
Change in fair value of derivatives	8	(2)
(Gain) loss on sale or disposal of businesses and non-current assets	(4)	13
Share of profit of associates and joint ventures, net of income tax	(2)	(2)
Net financial (income) expenses	450	424
Premium on extinguishment of borrowings	(3)	(9)
Interest paid	(449)	(481)
Income tax expense (benefit)	101	147
Income taxes paid, net of refunds received	(102)	(145)
Change in trade and other receivables	(123)	(168)
Change in inventories	(139)	(155)
Change in trade and other payables	124	38
Change in provisions and employee benefits	(32)	(37)
Change in other assets and liabilities	(19)	(24)
Net cash from (used in) operating activities	547	451
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	(422)	(287)
Proceeds from disposal of property, plant and equipment and other assets	4	2
Disposal of businesses, net of cash disposed	118	7
Other	5	2
Net cash from (used in) investing activities	(295)	(276)
Cash flows from (used in) financing activities
Drawdown of borrowings	—	452
Repayment of borrowings	(343)	(1,112)
Payment of debt transaction costs	—	(10)
Other	(4)	(4)
Net cash from (used in) financing activities	(347)	(674)
Net increase (decrease) in cash and cash equivalents	(95)	(499)
Cash and cash equivalents, net of bank overdrafts, at the beginning of the period	617	932
Cash and cash equivalents classified as assets held for sale at the beginning of the period	20	3
Effect of exchange rate fluctuations on cash and cash equivalents	(4)	7
Cash and cash equivalents at the end of the period	538	443
Cash and cash equivalents are comprised of:
Cash and cash equivalents	538	443
Cash and cash equivalents at the end of the period	538	443

Significant non-cash financing and investing activities

In February 2017, the Group refinanced its Credit Agreement as discussed further in note 11. The refinancing resulted in no actual cash flows other than the payment of fees, which is included above in financing cash flows as a payment of debt transaction costs. The principal amount outstanding at the time of the refinancing was $3,583 million.

The interim unaudited condensed consolidated statements of cash flows should be read in conjunction with the notes to the interim unaudited condensed consolidated financial statements.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

1.Reporting entity

Reynolds Group Holdings Limited (the “Company”) is a company domiciled in New Zealand and registered under the Companies Act 1993.

The interim unaudited condensed consolidated financial statements of the Company as of September 30, 2018 and for the three and nine month periods ended September 30, 2018 and September 30, 2017 comprise the Company and its subsidiaries and their interests in associates and jointly controlled entities. Collectively, these entities are referred to as the “Group.”

The address of the registered office of the Company is c/o: Rank Group Limited, Level 9, 148 Quay Street, Auckland 1010, New Zealand.

2.    Basis of preparation

2.1    Statement of compliance

The interim unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting.” The disclosures required for interim financial statements are less extensive than the disclosure requirements for annual financial statements and should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2017. The December 31, 2017 statement of financial position as presented in the interim unaudited condensed consolidated financial statements was derived from the Group’s audited financial statements for the year ended December 31, 2017, but does not include all of the disclosures required by International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The interim unaudited condensed consolidated financial statements were approved by the Board of Directors (the “Directors”) on October 30, 2018 in Chicago, Illinois (October 31, 2018 in Auckland, New Zealand).

2.2    Accounting policies and recently issued accounting pronouncements

New and amended standards adopted by the Group

IFRS 9 “Financial Instruments” and IFRS 15 “Revenue from Contracts with Customers” became applicable for the Group during the current reporting period. The Group did not make any retrospective adjustments as a result of adopting either of these standards. The impact of the adoption of IFRS 15, including the new accounting policies, is disclosed below. IFRS 9 did not have a significant impact on the Group’s accounting policies.

Accounting policies

The Group’s significant accounting policies are detailed in note 3 of the Group’s annual consolidated financial statements for the year ended December 31, 2017. Significant changes to the Group’s accounting policies as a result of adopting IFRS 15 are discussed below.

In May 2014, the IASB issued IFRS 15 “Revenue from Contracts with Customers.” IFRS 15 contains a revised revenue recognition framework which provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised products or services to customers in an amount that reflects the consideration to which an entity expects to be entitled in exchange for those products or services. In accordance with the transition provisions in IFRS 15, the Group has elected to adopt the new rules using the modified retrospective method, in which case the cumulative effect of applying the standard is to be recognized at the date of initial application. Accordingly, the cumulative effect was recognized as of January 1, 2018. The Group elected to apply this method to all contracts that were not completed at the date of initial application. The adoption resulted in changes in accounting policies and immaterial adjustments to the amounts recognized in the financial statements, including the cumulative impact to retained earnings at January 1, 2018 as well as the results for the three and nine month periods ended September 30, 2018.

The Group manufactures and sells a range of consumer food, beverage and food service packaging products. The Group enters into a variety of arrangements with customers, including pricing arrangements and master supply arrangements, which outline the terms under which the Group does business with a specific customer. The Group also sells to some customers solely based on purchase orders. The Group has concluded that for the vast majority of its revenue, its contracts with customers are either a purchase order or the combination of a purchase order with a master supply arrangement.

Revenue is recognized for these arrangements over time or at a point in time depending on the Group’s evaluation of when the customer obtains control of the promised products or services. Revenue from customer products which have no alternative use, for which an enforceable right to payment exists, is recognized over time due to the continuous transfer of control to the customer. This continuous transfer of control to the customer is supported by clauses in the contract that allow the customer to unilaterally terminate the contract for convenience or by contractual termination clauses, and requires that the customer pay the Group for costs incurred plus a reasonable profit. Therefore, the Group will recognize revenue earlier for these arrangements, such that a portion of revenue will be recognized prior to the delivery of these products. All other revenue is recognized at a point in time, which is typically on delivery. All revenue is recognized net of any related rebates, discounts and tax. Refer to note 4 for additional information on disaggregated revenue.

The nature of the Group’s contracts gives rise to several types of variable consideration. The recognition of revenue is dependent on the terms of the individual arrangements of a sale. In arriving at net revenue, the Group estimates the amount of deductions from revenue that are likely to be earned or taken by customers in conjunction with incentive programs or the amount of consumer incentives to be utilized. These incentives include volume rebates and early payment discounts. In addition, in certain businesses, the Group participates in customer pricing programs that provide price discounts to the ultimate end-users of the Group’s products in the form of redeemable coupons. The Group’s estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of anticipated performance and all information reasonably available to the Group, including historical and current market trends which are affected by seasonality

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018 and competitiveness of promotional programs being offered. Accumulated experience is used to estimate and provide for the expected value of these discounts. The Group includes estimated amounts in the transaction price to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Estimates are reviewed quarterly for possible revisions. In the event that future revenue deduction trends vary significantly from past or expected trends, reported revenue may increase or decrease by a material amount.
For arrangements that include multiple performance obligations, the Group allocates revenue to each performance obligation based on estimates of the price that would be charged to the customer for each promised product or service if it were sold on a standalone basis. The durations for these arrangements are short-term, not exceeding one year. The Group has elected to apply the practical expedients not to disclose additional information about its remaining performance obligations.

The Group does not have any material contracts where the period between the transfer of the promised products to the customer and payment by the customer exceeds one year. As a consequence, the Group does not adjust any of the transaction prices for the time value of money.

The Group does not incur any significant costs to obtain a contract.

Standards and amendments to existing standards that are not yet effective and have not been early adopted by the Group

In June 2017, the IASB issued IFRIC Interpretation 23, “Uncertainty over Income Tax Treatments.” IFRIC 23 is to be applied while performing the determination of taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates when there is uncertainty over income tax treatments. According to IFRIC 23, companies need to determine the probability of the relevant tax authority accepting each tax treatment, or group of tax treatments, that the companies have used or plan to use in their income tax filing which has to be considered to compute the most likely amount or the expected value of the tax treatment when determining taxable profit or loss, tax bases, unused tax losses, unused tax credits and tax rates. The interpretation is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted. The adoption of this interpretation is not expected to have a material impact on the Group's consolidated financial statements.

In January 2016, the IASB issued IFRS 16 “Leases.” The new standard supersedes IAS 17 "Leases" and related interpretations, and its objective is to ensure that lessees and lessors provide relevant information in a manner that faithfully represents those transactions. IFRS 16 introduces a single lessee accounting model whereby a lessee is required to record a right-of-use asset and a lease liability for all leases with a term that is greater than 12 months, unless the underlying asset is of low value, and the subsequent depreciation of the right-of-use asset over the lease term. In addition, IFRS 16 replaces a portion of the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, a lessor will continue to classify its leases as operating leases or finance leases and to account for those two types of leases differently. IFRS 16 is effective from January 1, 2019. The Group is continuing to prepare for the adoption and implementation of the new accounting standard, including assessing its lease arrangements, evaluating practical expedients and accounting policy elections and implementing software needed to meet the reporting requirements of this standard. The Group has established a cross-functional implementation team to assist in identifying changes to its business processes and controls to support the adoption of IFRS 16. The Group is still assessing the potential impact of this new accounting standard on its consolidated financial statements.

In February 2018, the IASB issued an amendment to IAS 19, “Employee Benefits.” This amendment requires an entity to: (i) use updated assumptions to determine current service cost and net interest for the remainder of the period after a plan amendment, curtailment or settlement; and (ii) recognize in profit or loss as part of past service costs, or a gain or loss on settlement, any reduction in a surplus, even if that surplus was not previously recognized because of the impact of the asset ceiling. The amendment is applied prospectively to plan amendments, settlements or curtailments that occur after the beginning of the first annual reporting period beginning on or after January 1, 2019. The adoption of this amendment is not expected to have an impact on the Group's consolidated financial statements.

There have been no other material changes to any previously issued accounting pronouncements or to the Group’s evaluation of the related impact as disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2017.

2.3    Use of estimates and judgments

The preparation of the interim unaudited condensed consolidated financial statements requires the Directors and management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses and disclosure of contingent assets and liabilities. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. These estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both the current and future periods. The key estimates and assumptions used in the preparation of the interim unaudited condensed consolidated financial statements are consistent with those disclosed by the Group in the annual consolidated financial statements for the year ended December 31, 2017.

In connection with the goodwill impairment test for the year ended December 31, 2017, the Group determined that Graham Packaging’s goodwill was not impaired, but the value of the segment exceeded its carrying amount of $3.4 billion by approximately 4%. A change of approximately 2% in the forecasted EBITDA, forecasted cash flows, discount rate or estimated earnings multiple for Graham Packaging could result in a goodwill impairment. No triggering events that would require further testing of goodwill impairment were identified during the nine month period ended September 30, 2018.

3.    Financial risk management

3.1     Liquidity risk

The Group’s contractual cash flows related to borrowings, including interest, as of September 30, 2018 are as follows:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

(In $ million)	Borrowings, including interest	Less than one year	One to three years	Three to five years	Greater than five years
As of September 30, 2018*	13,532	1,063	5,401	5,604	1,464

As of December 31, 2017*	14,248	1,064	4,394	2,172	6,618

*
The exchange rate on euro-denominated borrowings and the interest rates on the floating rate debt balances have been assumed to be the same as the respective rates as of September 30, 2018 and December 31, 2017.

Trade and other payables, excluding accrued interest, that are due in less than one year were $1,089 million and $984 million as of September 30, 2018 and December 31, 2017, respectively.

3.2    Fair value measurements recognized in the statements of comprehensive income

The Group’s derivative financial instruments are measured subsequent to initial recognition at fair value and are grouped into levels based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets

•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs)

All of the Group’s derivative financial instruments were in Level 2 as of September 30, 2018 and December 31, 2017 and are valued using models or other valuation methodologies. These models are primarily industry standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace. Changes in any one or more of these assumptions could have a significant impact on the values.

There were no transfers between any levels during the nine month period ended September 30, 2018. There have been no changes in the classifications of financial instruments as a result of a change in the purpose or use of these instruments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

4.    Segment reporting

The Group’s reportable business segments are as follows:

•
Reynolds Consumer Products — Reynolds Consumer Products is a manufacturer of branded and store branded consumer products such as aluminum foil, wraps, waste bags, food storage bags and disposable tableware and cookware.

•
Pactiv Foodservice — Pactiv Foodservice is a manufacturer of foodservice and food packaging products. Pactiv Foodservice offers a comprehensive range of products including tableware items, takeout service containers, clear rigid-display packaging, microwaveable containers, foam trays, dual-ovenable paperboard containers, cups and lids, molded fiber and plastic egg cartons, meat and poultry trays, absorbent tray pads, plastic film and aluminum containers.

•	Graham Packaging — Graham Packaging is a designer and manufacturer of value-added, custom blow-molded plastic containers for consumer products.

•
Evergreen — Evergreen is a vertically integrated manufacturer of fresh carton packaging for beverage products, primarily serving the juice and milk end-markets. Evergreen supplies integrated fresh carton packaging systems, which can include fresh cartons, spouts and filling machines. Evergreen produces liquid packaging board for its internal requirements and to sell to other manufacturers. Evergreen also produces paper products for commercial printing.

•
Closures — Closures is a manufacturer of plastic and aluminum beverage caps, closures and high speed rotary capping equipment, primarily serving the carbonated soft drink, non-carbonated soft drink and bottled water segments of the global beverage market.

The Chief Operating Decision Maker does not review the business activities of the Group based on geography.

The accounting policies applied by each segment are the same as the Group’s accounting policies. Results from operating activities represent the profit earned by each segment without allocation of central administrative revenues and expenses, financial income and expenses, and income tax benefit or expense.

The performance of the operating segments is assessed by the Chief Operating Decision Maker based on Adjusted EBITDA. Adjusted EBITDA is defined as net profit before income tax expense or benefit, net financial income or expenses, depreciation and amortization, adjusted to exclude certain items of a significant or unusual nature, including but not limited to acquisition costs, non-cash pension income or expense, restructuring costs, related party management fees, unrealized gains or losses on derivatives, gains or losses on the sale of non-strategic assets, asset impairments and write-downs and equity method profit not distributed in cash.

Segment assets and liabilities exclude intercompany balances as a result of trade and borrowings between the segments. Corporate/unallocated includes holding companies and certain debt issuer companies which support the entire Group and which are not part of a specific segment. It also includes eliminations of transactions between segments.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Business segment reporting

	For the three month period ended September 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	731	837	532	382	211	—	2,693
Total inter-segment revenue	44	134	—	27	10	(215)	—
Total segment revenue	775	971	532	409	221	(215)	2,693
Gross profit	208	173	71	62	37	(3)	548
Expenses and other income	(67)	(61)	(48)	(15)	(23)	(30)	(244)
Earnings before interest and tax (“EBIT”) from continuing operations	141	112	23	47	14	(33)	304
Financial income							134
Financial expenses							(157)
Profit (loss) from continuing operations before income tax							281
Income tax (expense) benefit							(82)
Profit (loss) from continuing operations							199

Earnings before interest and tax (“EBIT”) from continuing operations	141	112	23	47	14	(33)	304
Depreciation and amortization from continuing operations	20	47	61	15	12	—	155
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	161	159	84	62	26	(33)	459

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

	For the three month period ended September 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	161	159	84	62	26	(33)	459
Included in EBITDA:
Asset impairment charges, net of reversals	—	1	5	—	—	—	6
Non-cash pension expense	—	—	—	—	—	15	15
Related party management fee	—	—	—	—	—	7	7
Restructuring costs, net of reversals	1	—	2	—	2	—	5
Other	1	2	1	1	2	—	7
Adjusted EBITDA from continuing operations	163	162	92	63	30	(11)	499

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

	For the nine month period ended September 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,110	2,445	1,610	1,125	643	—	7,933
Total inter-segment revenue	126	398	—	75	29	(628)	—
Total segment revenue	2,236	2,843	1,610	1,200	672	(628)	7,933
Gross profit	570	473	221	173	116	(3)	1,550
Expenses and other income	(215)	(228)	(145)	(48)	(35)	(97)	(768)
Earnings before interest and tax (“EBIT”) from continuing operations	355	245	76	125	81	(100)	782
Financial income							40
Financial expenses							(490)
Profit (loss) from continuing operations before income tax							332
Income tax (expense) benefit							(101)
Profit (loss) from continuing operations							231

Earnings before interest and tax (“EBIT”) from continuing operations	355	245	76	125	81	(100)	782
Depreciation and amortization from continuing operations	63	152	189	45	38	—	487
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	418	397	265	170	119	(100)	1,269

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

	For the nine month period ended September 30, 2018
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	418	397	265	170	119	(100)	1,269
Included in EBITDA:
Asset impairment charges, net of reversals	—	6	10	—	4	—	20
(Gain) loss on sale of businesses and non-current assets	—	23	3	—	(31)	—	(5)
Non-cash pension expense	—	—	—	—	—	42	42
Operational process engineering-related consultancy costs	—	10	—	—	—	—	10
Related party management fee	—	—	—	—	—	20	20
Restructuring costs, net of reversals	1	2	6	—	3	—	12
Unrealized (gain) loss on derivatives	8	—	—	(1)	—	—	7
Other	—	—	—	(2)	—	3	1
Adjusted EBITDA from continuing operations	427	438	284	167	95	(35)	1,376
Segment assets as of September 30, 2018 (excluding intercompany balances)	4,231	4,819	4,302	1,159	1,056	1,020	16,587
Segment liabilities as of September 30, 2018 (excluding intercompany balances)	640	980	810	398	277	11,316	14,421

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

	For the three month period ended September 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	716	834	537	367	235	—	2,689
Total inter-segment revenue	38	120	—	33	4	(195)	—
Total segment revenue	754	954	537	400	239	(195)	2,689
Gross profit	219	186	82	71	44	—	602
Expenses and other income	(72)	(61)	(46)	(18)	(26)	(38)	(261)
Earnings before interest and tax (“EBIT”) from continuing operations	147	125	36	53	18	(38)	341
Financial income							9
Financial expenses							(159)
Profit (loss) from continuing operations before income tax							191
Income tax (expense) benefit							(56)
Profit (loss) from continuing operations							135

Earnings before interest and tax (“EBIT”) from continuing operations	147	125	36	53	18	(38)	341
Depreciation and amortization from continuing operations	22	51	66	14	18	—	171
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	169	176	102	67	36	(38)	512

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

	For the three month period ended September 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	169	176	102	67	36	(38)	512
Included in EBITDA:
Non-cash pension expense	—	—	—	—	—	20	20
Related party management fee	—	—	—	—	—	8	8
Unrealized (gain) loss on derivatives	(5)	(7)	—	(1)	—	—	(13)
Other	1	6	2	1	2	(1)	11
Adjusted EBITDA from continuing operations	165	175	104	67	38	(11)	538

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

	For the nine month period ended September 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Total external revenue	2,021	2,416	1,639	1,077	679	—	7,832
Total inter-segment revenue	113	368	—	90	12	(583)	—
Total segment revenue	2,134	2,784	1,639	1,167	691	(583)	7,832
Gross profit	605	525	252	209	124	—	1,715
Expenses and other income	(210)	(211)	(144)	(60)	(73)	(105)	(803)
Earnings before interest and tax (“EBIT”) from continuing operations	395	314	108	149	51	(105)	912
Financial income							153
Financial expenses							(577)
Profit (loss) from continuing operations before income tax							488
Income tax (expense) benefit							(147)
Profit (loss) from continuing operations							341

Earnings before interest and tax (“EBIT”) from continuing operations	395	314	108	149	51	(105)	912
Depreciation and amortization from continuing operations	65	154	194	43	49	—	505
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	460	468	302	192	100	(105)	1,417

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

	For the nine month period ended September 30, 2017
(In $ million)	Reynolds Consumer Products	Pactiv Foodservice	Graham Packaging	Evergreen	Closures	Corporate / Unallocated	Total
Earnings before interest, tax, depreciation and amortization (“EBITDA”) from continuing operations	460	468	302	192	100	(105)	1,417
Included in EBITDA:
(Gain) loss on sale of businesses and non-current assets	—	11	2	—	1	(1)	13
Non-cash pension expense	—	—	—	—	—	54	54
Related party management fee	—	—	—	—	—	22	22
Restructuring costs, net of reversals	—	7	3	2	4	—	16
Other	(3)	8	3	—	2	(2)	8
Adjusted EBITDA from continuing operations	457	494	310	194	107	(32)	1,530
Segment assets as of December 31, 2017 (excluding intercompany balances)	4,122	4,743	4,430	1,163	1,147	1,077	16,682
Segment liabilities as of December 31, 2017 (excluding intercompany balances)	596	881	814	386	255	12,098	15,030

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Information about geographic area

The Group's total revenue from customers from continuing operations by geographic origin is detailed below. In presenting information on a geographic basis, revenue has been reported based on the location of the business operations.

(In $ million)	United States	Remaining North American Region	Asia	Europe	South America	Other	Total
For the three month period ended September 30, 2018
Reynolds Consumer Products	761	13	1	—	—	—	775
Pactiv Foodservice	872	94	4	1	—	—	971
Graham Packaging	456	28	—	33	15	—	532
Evergreen	354	9	46	—	—	—	409
Closures	107	22	41	29	19	3	221
Corporate / Unallocated	(204)	(10)	—	(1)	—	—	(215)
Total revenue	2,346	156	92	62	34	3	2,693

For the nine month period ended September 30, 2018
Reynolds Consumer Products	2,184	50	2	—	—	—	2,236
Pactiv Foodservice	2,554	269	19	1	—	—	2,843
Graham Packaging	1,378	82	4	105	41	—	1,610
Evergreen	1,050	26	124	—	—	—	1,200
Closures	323	62	128	90	60	9	672
Corporate / Unallocated	(601)	(26)	—	(1)	—	—	(628)
Total revenue	6,888	463	277	195	101	9	7,933

For the three month period ended September 30, 2017
Reynolds Consumer Products	728	25	1	—	—	—	754
Pactiv Foodservice	843	89	6	16	—	—	954
Graham Packaging	443	30	6	41	17	—	537
Evergreen	349	9	42	—	—	—	400
Closures	94	22	67	30	22	4	239
Corporate / Unallocated	(184)	(10)	(1)	—	—	—	(195)
Total revenue	2,273	165	121	87	39	4	2,689

For the nine month period ended September 30, 2017
Reynolds Consumer Products	2,062	70	2	—	—	—	2,134
Pactiv Foodservice	2,471	252	18	43	—	—	2,784
Graham Packaging	1,368	90	20	117	44	—	1,639
Evergreen	1,027	26	114	—	—	—	1,167
Closures	281	63	188	82	68	9	691
Corporate / Unallocated	(551)	(29)	(1)	(1)	(1)	—	(583)
Total revenue	6,658	472	341	241	111	9	7,832

There was no revenue in New Zealand, where the Company is domiciled, for any period presented.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Information about major product lines

Supplemental information on net sales by major product line for continuing operations is set forth below:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2018	2017	2018	2017
Reynolds Consumer Products
Waste and storage products	306	307	903	853
Cooking products	280	265	781	742
Tableware	189	182	552	539
Pactiv Foodservice
Foodservice packaging	971	954	2,843	2,784
Graham Packaging
Food and beverage plastic containers	369	367	1,112	1,132
Non-food plastic containers	163	170	498	507
Evergreen
Carton packaging	205	193	593	582
Liquid packaging board	110	119	331	340
Paper products	94	88	276	245
Closures
Caps and closures	221	239	672	691
Corporate / Unallocated
Inter-segment eliminations	(215)	(195)	(628)	(583)
Total revenue	2,693	2,689	7,933	7,832

5.    Seasonality

The Group’s business is impacted by seasonal fluctuations.

Reynolds Consumer Products

Reynolds Consumer Products’ operations are moderately seasonal with higher levels of sales of cooking and tableware products around major U.S. holidays. Sales of cooking products are typically higher in the fourth quarter of the year, primarily due to the holiday use of Reynolds Wrap foil, Reynolds Oven Bags and Reynolds Parchment Paper. Sales of tableware products are higher in the second quarter of the year due to outdoor summer holiday use of disposable tableware plates, cups and bowls. Sales of waste and storage products are slightly higher in the second half of the year in North America, coinciding with the outdoor fall cleanup season.

Pactiv Foodservice

Pactiv Foodservice’s operations are moderately seasonal, peaking during the summer and fall months in the Northern Hemisphere when the favorable weather, harvest and holiday season lead to increased consumption of foodservice and food packaging products. Pactiv Foodservice therefore typically experiences a greater level of sales in the second through fourth quarters.

Graham Packaging

Graham Packaging’s operations are slightly seasonal with higher levels of unit volume sales of bottled beverages during the summer months, most significantly in North America.

Evergreen

Evergreen’s operations are moderately seasonal. Evergreen’s customers are principally engaged in providing products that are generally less sensitive to seasonal effects, although Evergreen does experience some seasonality as a result of increased consumption of milk by school children during the North American academic year. Evergreen therefore typically experiences a greater level of carton product sales in the first and fourth quarters when North American schools are in session.

Closures

Closures’ operations are moderately seasonal. Closures experiences some seasonality as a result of increased consumption of bottled beverages during the summer months. In addition, in order to avoid capacity shortfalls in the summer months, Closures’ customers typically begin building inventories in advance of the summer season. Therefore, Closures typically experiences a greater level of closure sales during the second and third quarters.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

6.    Net other income (expenses)

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2018	2017	2018	2017
Asset impairment charges, net of reversals	(6)	(4)	(20)	(7)
Gain (loss) on sale of businesses	(1)	—	5	(13)
Net foreign currency exchange gains (losses)	1	(1)	(1)	—
Related party management fee (refer to note 13)	(7)	(8)	(20)	(22)
Unrealized gain (loss) on derivatives	(1)	13	(7)	2
Other	2	6	3	9
Net other income (expenses)	(12)	6	(40)	(31)

7.    Financial income and expenses

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2018	2017	2018	2017
Interest income	1	1	3	2
Interest income on related party loans	4	4	13	13
Net gain in fair value of derivatives	123	—	—	138
Net foreign currency exchange gain	6	4	24	—
Financial income	134	9	40	153
Interest expense:
Securitization Facility	(5)	(3)	(12)	(9)
Credit Agreement	(43)	(39)	(122)	(110)
Reynolds Notes:
5.750% Senior Secured Notes due 2020	(45)	(47)	(135)	(140)
6.875% Senior Secured Notes due 2021	(5)	(11)	(20)	(33)
Floating Rate Senior Secured Notes due 2021	(9)	(9)	(27)	(26)
5.125% Senior Secured Notes due 2023	(21)	(21)	(62)	(62)
8.250% Senior Notes due 2021	—	—	—	(4)
7.000% Senior Notes due 2024	(14)	(14)	(42)	(42)
Pactiv Notes:
8.125% Debentures due 2017	—	—	—	(11)
6.400% Notes due 2018	—	—	—	(1)
7.950% Debentures due 2025	(6)	(5)	(17)	(16)
8.375% Debentures due 2027	(5)	(5)	(13)	(13)
Amortization of:
Transaction costs	(4)	(4)	(12)	(13)
Fair value adjustment of acquired notes	—	—	—	1
Embedded derivatives	2	2	5	5
Net loss in fair value of derivatives	—	—	(25)	—
Net foreign currency exchange loss	—	—	—	(30)
Loss on extinguishment of debt(a)(b)	—	—	(3)	(65)
Other	(2)	(3)	(5)	(8)
Financial expenses	(157)	(159)	(490)	(577)
Net financial income (expenses)	(23)	(150)	(450)	(424)

(a)
The 2018 loss on extinguishment of debt included $3 million of redemption premiums related to the repayment of $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021.

(b)
The 2017 loss on extinguishment of debt included $56 million related to the write-off of unamortized transaction costs and embedded derivatives arising from the repurchase of the 8.250% Senior Notes, the Credit Agreement refinancing and the 2017 Securitization Facility refinancing as well as $9 million of redemption premiums related to the repurchase of the 8.250% Senior Notes.

Refer to note 11 for information on the Group’s borrowings.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

8.    Income tax

8.1 Reconciliation of income tax expense

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2018	2017	2018	2017
Profit (loss) from continuing operations before income tax	281	191	332	488
Income tax using the New Zealand tax rate of 28%	(79)	(53)	(93)	(136)
Effect of tax rates in foreign jurisdictions	11	(15)	11	(43)
Non-deductible expenses and permanent differences	7	11	(5)	—
Domestic manufacturing deduction	—	4	—	10
Withholding tax	(1)	(2)	(4)	(6)
Change in unrecognized deferred tax assets	(13)	7	(12)	34
Over (under) provided in prior periods	(6)	(3)	(6)	(3)
Legislative changes	1	(1)	13	—
Other	(2)	(4)	(5)	(3)
Total income tax (expense) benefit	(82)	(56)	(101)	(147)

The effective tax rates for the three and nine month periods ended September 30, 2018 and 2017 represent the Group’s estimate of the effective rates expected to be applicable for the respective full fiscal years, adjusted for any discrete events which are recorded in the period that they occur.

The period-over-period changes in the effective tax rate reflect (i) the establishment in 2017 of a $35 million deferred tax asset for unused tax losses previously unrecognized, (ii) the impacts of legislative changes enacted in the United States, (iii) movements in unrecognized deferred tax assets and (iv) changes in the mix of book income and losses taxed at varying rates among the jurisdictions in which the Group operates. The deferred tax asset in respect of previously unrecognized tax losses resulted from a reassessment of recoverability. The primary impact from the U.S. tax legislative changes are the reduction in U.S. federal tax rate from 35% to 21%, the loss of the domestic manufacturing deduction and more restrictive limitations on interest deductions, effective January 1, 2018.

In addition to the above amounts, for the three and nine month periods ended September 30, 2018, the Group has recognized tax expense of $34 million and $108 million, respectively, directly in other comprehensive income (three and nine month periods ended September 30, 2017: tax expense of $36 million and $39 million, respectively).

8.2 Changes in U.S. federal tax legislation and provisionally determined amounts

As of December 31, 2017, the Group had provisionally determined that a deferred tax asset continued to exist in relation to carried forward interest deductions that were generated prior to the tax reform enacted in December 2017. Subsequently, the U.S. Internal Revenue Service has issued guidance confirming that it will allow taxpayers to carry forward into future years interest deductions disallowed under previous legislation, but the deductions will be subject to the new rules. This guidance also clarifies certain, but not all, components of the interest disallowance computation.
For the nine month period ended September 30, 2018, there have been no changes in interpretations, guidance or assumptions that require an adjustment to the provisional tax estimates recognized in the prior year.

9.    Depreciation and amortization expenses

Property, plant and equipment

Depreciation expense related to property, plant and equipment is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2018	2017	2018	2017
Cost of sales	98	105	304	308
General and administration expenses	2	2	7	6
Total depreciation expense	100	107	311	314

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Intangible assets

Amortization expense related to intangible assets is recognized in the following components in the statements of comprehensive income:

	For the three month period ended September 30,		For the nine month period ended September 30,
(In $ million)	2018	2017	2018	2017
Cost of sales	10	10	31	31
General and administration expenses	45	54	145	160
Total amortization expense	55	64	176	191

10.    Inventories

(In $ million)	As of September 30, 2018	As of December 31, 2017
Raw materials and consumables(a)	480	424
Work in progress(a)	143	145
Finished goods	759	717
Engineering and maintenance materials(a)	115	99
Provision against inventories	(28)	(15)
Total inventories	1,469	1,370

(a)	Amounts as of December 31, 2017 have been revised to correct immaterial classification errors.

During the three and nine month periods ended September 30, 2018, the raw materials elements of inventories recognized in the statements of comprehensive income as a component of cost of sales totaled approximately $1.2 billion and $3.5 billion, respectively (three and nine month periods ended September 30, 2017: $1.2 billion and $3.4 billion, respectively).

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

11.    Borrowings

As of September 30, 2018, the Group was in compliance with all of its covenants.
The Group’s borrowings are detailed below.

(In $ million)	As of September 30, 2018	As of December 31, 2017
2017 Securitization Facility	420	420
Credit Agreement	3,542	3,576
Reynolds Notes:
Reynolds Senior Secured Notes:
5.750% Senior Secured Notes due 2020	3,137	3,137
6.875% Senior Secured Notes due 2021	345	645
Floating Rate Senior Secured Notes due 2021	750	750
5.125% Senior Secured Notes due 2023	1,600	1,600
Reynolds Senior Notes:
7.000% Senior Notes due 2024	800	800
Pactiv Notes:
6.400% Notes due 2018	—	16
7.950% Debentures due 2025	276	276
8.375% Debentures due 2027	200	200
Other borrowings	20	20
Total principal amount of borrowings	11,090	11,440
Transaction costs	(63)	(77)
Embedded derivatives	25	32
Original issue discounts, net of premiums	(5)	(6)
Carrying value	11,047	11,389

Current borrowings	455	470
Non-current borrowings	10,592	10,919
Total borrowings	11,047	11,389

(a)        2017 Securitization Facility

In March 2017, the Group entered into a new $600 million securitization facility (the “2017 Securitization Facility”), of which $452 million was drawn on the closing date. The proceeds and cash were used to repay and extinguish all amounts outstanding under the previous securitization facility and pay transaction fees and expenses. The 2017 Securitization Facility matures on March 22, 2022. The amount that can be borrowed is calculated by reference to a funding base determined by the amount of eligible trade receivables. The 2017 Securitization Facility is secured by all of the assets of the borrower, which are primarily the eligible trade receivables and cash. The terms of the arrangement do not result in the derecognition of the trade receivables by the Group. The 2017 Securitization Facility has an interest rate equal to one-month LIBOR with a 0.0% floor, plus a margin of 1.75% per annum.

(b)        Credit Agreement

The Company and certain members of the Group are parties to a senior secured credit agreement dated August 5, 2016 (the “Credit Agreement”). The Credit Agreement comprises the following term and revolving tranches:

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

	Currency	Maturity date	Current facility value (in million)	Value drawn or utilized as of September 30, 2018 (in million)	Applicable interest rate as of September 30, 2018
Term Tranches
U.S. Term Loans	$	February 5, 2023	3,315	3,257	LIBOR (floor of 0.000%) + 2.750%
European Term Loans	€	February 5, 2023	249	245	EURIBOR (floor of 0.000%) + 3.250%
Revolving Tranche(1)
U.S. Revolving Loans	$	August 5, 2021	302	59	—

(1)	The Revolving Tranche was utilized in the form of bank guarantees and letters of credit.

On February 7, 2017, the Group entered into an incremental assumption agreement and incurred $3,315 million and €249 million of term loans thereunder. The proceeds of these incremental term loans were used to repay in full the outstanding U.S. and European term loans under the Credit Agreement. This resulted in a 0.25% per annum reduction in the margin applicable to the outstanding U.S. and European term loans to 3.000% per annum and 3.500% per annum, respectively, in each case with a step down based on achieving certain ratings, and a reduction in the LIBOR floor of the U.S. term loans by 100 basis points to 0.000% per annum.

Refer to note 7 for the loss recognized on the extinguishment of borrowings as a result of the write-off of unamortized debt issuance costs.
On September 29, 2017, the interest rate margin applicable to the outstanding U.S. and European term loans was reduced by 0.25% per annum to 2.750% per annum and 3.250% per annum, respectively, due to certain upgrades in RGHL’s credit rating.

Indebtedness under the Credit Agreement may be voluntarily repaid in whole or in part and must be mandatorily repaid in certain circumstances. The borrowers also make quarterly amortization payments of 0.25% of the principal amount of the term loans outstanding on February 7, 2017. The borrowers are required to make annual prepayments of term loans with up to 50% of excess cash flow (which will be reduced to 25% or 0% if specified senior secured first lien leverage ratios are met) as determined in accordance with the Credit Agreement. No excess cash flow prepayments were due in 2017 for the year ended December 31, 2016 or are due in 2018 for the year ended December 31, 2017.

(c)        Reynolds Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2018 issued by Reynolds Group Issuer LLC, Reynolds Group Issuer Inc. and Reynolds Group Issuer (New Zealand) Limited (together, the “Reynolds Notes Issuers”) are summarized below:

	Maturity date	Interest payment dates
5.750% Senior Secured Notes due 2020	October 15, 2020	April 15 and October 15
6.875% Senior Secured Notes due 2021	February 15, 2021	February 15 and August 15
Floating Rate Senior Secured Notes due 2021(1)	July 15, 2021	January 15, April 15, July 15 and October 15
5.125% Senior Secured Notes due 2023	July 15, 2023	January 15 and July 15
7.000% Senior Notes due 2024	July 15, 2024	January 15 and July 15

(1)
The Floating Rate Senior Secured Notes due 2021 have an interest rate equal to three-month U.S. LIBOR plus 3.500% reset quarterly. In July 2016, the Group entered into an interest rate swap agreement to mitigate the interest rate risk exposure of the Floating Rate Senior Secured Noted due 2021. While the Group has elected not to adopt hedge accounting, the economic effect of this derivative is that the effective interest rate on the Floating Rate Senior Secured Notes due 2021 is 4.670% from October 15, 2016.

On February 15, 2018, the Group repaid $300 million aggregate principal amount of the outstanding 6.875% Senior Secured Notes due 2021 at a redemption price of 101.146% plus accrued and unpaid interest.

On February 15, 2017, the Group redeemed all of the $345 million aggregate principal amount outstanding of 8.250% Senior Notes due 2021 at a redemption price of 102.750% plus accrued and unpaid interest.

Refer to note 7 for the loss recognized on the reduction in borrowings as a result of premiums incurred and the write-off of unamortized debt issuance costs.

Assets pledged as security for borrowings

The shares in Beverage Packaging Holdings I Limited (“BP I”) (a wholly-owned subsidiary of RGHL) have been pledged as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes. In addition, RGHL and certain of its subsidiaries have pledged certain of their assets (including shares and equity interests) as collateral to support the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Additional information regarding the Reynolds Notes

The guarantee and security arrangements, indenture restrictions, early redemption options and change in control provisions for the Reynolds Notes are unchanged from December 31, 2017.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

The Floating Rate Senior Secured Notes due 2021, the 5.125% Senior Secured Notes due 2023 and the 7.000% Senior Notes due 2024 are not required to be and will not be registered with the U.S. Securities and Exchange Commission.

(d)    Pactiv Notes

The maturity and interest payment dates of the Group’s outstanding borrowings as of September 30, 2018 issued by Pactiv LLC are summarized below:

	Maturity date	Semi-annual interest payment dates
7.950% Debentures due 2025	December 15, 2025	June 15 and December 15
8.375% Debentures due 2027	April 15, 2027	April 15 and October 15

On January 15, 2018, the Group repaid upon maturity all of the $16 million aggregate principal amount outstanding of the 6.400% Notes due 2018 plus accrued and unpaid interest.

On June 15, 2017, the Group repaid upon maturity all of the $300 million aggregate principal amount outstanding of 8.125% Debentures due 2017.

The guarantee arrangements, indenture restrictions and redemption terms for the Pactiv Notes are unchanged from December 31, 2017.

(e)    Other borrowings

As of September 30, 2018, in addition to the 2017 Securitization Facility, the Credit Agreement, the Reynolds Notes and the Pactiv Notes, the Group had a number of unsecured working capital facilities extended to certain operating companies of the Group. These facilities bear interest at floating or fixed rates.

As of September 30, 2018, the Group had local working capital facilities in a number of jurisdictions which are secured by the collateral under the Credit Agreement and the Reynolds Senior Secured Notes and by certain other assets. The facilities secured by collateral under the Credit Agreement and the Reynolds Senior Secured Notes rank pari passu with the obligations under the Credit Agreement and the Reynolds Senior Secured Notes.

Other borrowings as of September 30, 2018 also included finance lease obligations of $19 million (December 31, 2017: $20 million).

12.    Related parties

The nature of the Group’s related party relationships, balances and transactions as of and for the three and nine month periods ended September 30, 2018 are consistent with the information presented in note 21 of the Group’s annual consolidated financial statements for the year ended December 31, 2017.

13.    Contingencies

Management fee

The Group’s financing agreements permit the payment to related parties of management, consulting, monitoring and advisory fees (the “Management Fee”) of up to 1.5% of the Group’s Adjusted EBITDA (as defined in the financing agreements) for the previous year.

The Credit Agreement permits the Group to pay an additional Management Fee of up to $22 million in respect of the 2009 and 2010 financial years. No amount has been accrued in respect of the remaining 2009 and 2010 permitted Management Fee of up to $22 million.

Security and guarantee arrangements

Certain members of the Group have entered into guarantee and security arrangements in respect of the Group's indebtedness (refer to note 11 for additional information).

Other matters

The Group is party to litigation, legal proceedings and tax examinations arising from its operations. The Group establishes provisions for claims and proceedings that constitute a present obligation when it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of such obligation can be made. While it is not possible to predict the outcome of any of these matters, based on management's assessment of the facts and circumstances now known, management does not believe any of these matters, individually or in the aggregate, will have a material adverse effect on the Group's financial position, results of operations or cash flows. However, actual outcomes may differ from those expected and could have a material effect on the Group's financial position, results of operations or cash flows in a particular future period. As of September 30, 2018, except for amounts provided, there were no legal proceedings pending other than those for which the Group has determined that the possibility of a material outflow is remote.

As part of the agreements for the sale of various businesses, the Group has provided certain warranties and indemnities to the respective purchasers as set out in the respective sale agreements. These warranties and indemnities are subject to various terms and conditions affecting the duration and total amount of the indemnities. As of September 30, 2018, the Group is not aware of any material claims under these agreements

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018 that would give rise to an additional liability. However, if such claims arise in the future, they could have a material effect on the Group’s financial position, results of operations and cash flows.

14.    Condensed consolidating guarantor financial information

Certain of the Group’s subsidiaries have guaranteed the Group’s obligations under the Reynolds Notes (as defined in note 11).

The following condensed consolidating financial information presents:

(1)
The condensed consolidating statements of financial position as of September 30, 2018 and December 31, 2017 and the related statements of comprehensive income for the three and nine month periods ended September 30, 2018 and 2017 and statements of cash flows for the nine month periods ended September 30, 2018 and 2017 of:

a.	Reynolds Group Holdings Limited, the Parent;

b.	the Reynolds Notes Issuers (as defined in note 11);

c.	the other guarantor subsidiaries;

d.	the non-guarantor subsidiaries; and

e.	the Group on a consolidated basis.

(2)
Adjustments and elimination entries necessary to consolidate Reynolds Group Holdings Limited, the Parent, with the Reynolds Notes Issuers, the other guarantor subsidiaries and the non-guarantor subsidiaries.

The condensed consolidating statements of comprehensive income for the three and nine month periods ended September 30, 2018 and 2017, the condensed consolidating statements of cash flows for the nine month periods ended September 30, 2018 and 2017, and the condensed consolidating statements of financial position as of September 30, 2018 and December 31, 2017 reflect the current guarantor structure of the Group.

Each guarantor subsidiary is 100% owned by the Parent. The notes are guaranteed to the extent permitted by law and are subject to certain customary guarantee release provisions set forth in the indentures governing the notes on a joint and several basis by each guarantor subsidiary. Provided below are condensed consolidating statements of comprehensive income, financial position and cash flows of each of the companies listed above, together with the condensed consolidating statements of comprehensive income, financial position and cash flows of guarantor and non-guarantor subsidiaries. These have been prepared under the Group's accounting policies disclosed in the annual financial statements for the year ended December 31, 2017 and comply with IFRS with the exception of investments in subsidiaries. Investments in subsidiaries are accounted for using the equity method. The guarantor subsidiaries and non-guarantor subsidiaries are each presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,455	302	(64)	2,693
Cost of sales	—	—	(1,953)	(256)	64	(2,145)
Gross profit	—	—	502	46	—	548
Net other income (expenses) and share of equity method earnings, net of income tax	197	—	127	(2)	(334)	(12)
Selling, marketing and distribution expenses	—	—	(60)	(6)	—	(66)
General and administration expenses	—	—	(151)	(15)	—	(166)
Profit (loss) from operating activities	197	—	418	23	(334)	304
Financial income	4	246	22	13	(151)	134
Financial expenses	(2)	(100)	(194)	(12)	151	(157)
Net financial income (expenses)	2	146	(172)	1	—	(23)
Profit (loss) from continuing operations before income tax	199	146	246	24	(334)	281
Income tax (expense) benefit	—	(33)	(44)	(5)	—	(82)
Profit (loss) from continuing operations	199	113	202	19	(334)	199
Profit (loss) from discontinued operations, net of income tax	—	—	—	—	—	—
Profit (loss) for the period	199	113	202	19	(334)	199
Total other comprehensive income (loss) for the period, net of income tax	98	—	104	11	(115)	98
Total comprehensive income (loss) for the period	297	113	306	30	(449)	297

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	199	113	202	19	(334)	199
Equity holder of the Group - discontinued operations	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	—
	199	113	202	19	(334)	199

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	297	113	306	30	(449)	297
Equity holder of the Group - discontinued operations	—	—	—	—	—	—
Non-controlling interests	—	—	—	—	—	—
	297	113	306	30	(449)	297

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Condensed consolidating statement of comprehensive income

	For the nine month period ended September 30, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	7,184	917	(168)	7,933
Cost of sales	—	—	(5,777)	(774)	168	(6,383)
Gross profit	—	—	1,407	143	—	1,550
Net other income (expenses) and share of equity method earnings, net of income tax	224	—	81	(22)	(323)	(40)
Selling, marketing and distribution expenses	—	—	(181)	(18)	—	(199)
General and administration expenses	—	—	(484)	(45)	—	(529)
Profit (loss) from operating activities	224	—	823	58	(323)	782
Financial income	13	377	65	38	(453)	40
Financial expenses	(7)	(327)	(578)	(31)	453	(490)
Net financial income (expenses)	6	50	(513)	7	—	(450)
Profit (loss) from continuing operations before income tax	230	50	310	65	(323)	332
Income tax (expense) benefit	—	(10)	(70)	(21)	—	(101)
Profit (loss) from continuing operations	230	40	240	44	(323)	231
Profit (loss) from discontinued operations, net of income tax	—	—	—	—	—	—
Profit (loss) for the period	230	40	240	44	(323)	231
Total other comprehensive income (loss) for the period, net of income tax	285	—	301	9	(310)	285
Total comprehensive income (loss) for the period	515	40	541	53	(633)	516

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	230	40	240	43	(323)	230
Equity holder of the Group - discontinued operations	—	—	—	—	—	—
Non-controlling interests	—	—	—	1	—	1
	230	40	240	44	(323)	231

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	515	40	541	52	(633)	515
Equity holder of the Group - discontinued operations	—	—	—	—	—	—
Non-controlling interests	—	—	—	1	—	1
	515	40	541	53	(633)	516

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Condensed consolidating statement of financial position

	Balance as of September 30, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	386	152	—	538
Trade and other receivables, net	—	—	90	1,153	—	1,243
Inventories	—	—	1,329	140	—	1,469
Inter-group receivables	—	915	28	1	(944)	—
Assets held for sale	—	—	11	—	—	11
Other assets	—	10	94	17	—	121
Total current assets	—	925	1,938	1,463	(944)	3,382
Investments in subsidiaries	1,948	—	1,010	—	(2,958)	—
Property, plant and equipment	—	—	2,700	307	—	3,007
Intangible assets	—	—	9,171	305	—	9,476
Inter-group receivables	7	6,351	1,921	222	(8,501)	—
Other assets	319	248	112	43	—	722
Total non-current assets	2,274	6,599	14,914	877	(11,459)	13,205
Total assets	2,274	7,524	16,852	2,340	(12,403)	16,587
Liabilities
Trade and other payables	25	124	924	181	—	1,254
Borrowings	—	—	36	419	—	455
Inter-group payables	—	10	916	18	(944)	—
Liabilities directly associated with assets held for sale	—	—	—	—	—	—
Other liabilities	2	—	234	33	—	269
Total current liabilities	27	134	2,110	651	(944)	1,978
Borrowings	—	6,602	3,990	—	—	10,592
Inter-group liabilities	90	490	7,079	842	(8,501)	—
Other liabilities	—	60	1,725	66	—	1,851
Total non-current liabilities	90	7,152	12,794	908	(8,501)	12,443
Total liabilities	117	7,286	14,904	1,559	(9,445)	14,421
Net assets	2,157	238	1,948	781	(2,958)	2,166
Equity
Equity attributable to equity holder of the Group	2,157	238	1,948	772	(2,958)	2,157
Non-controlling interests	—	—	—	9	—	9
Total equity	2,157	238	1,948	781	(2,958)	2,166

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2018
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(22)	(296)	646	34	185	547

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(389)	(33)	—	(422)
Proceeds from disposal of property, plant and equipment and other assets	—	—	3	1	—	4
Disposal of businesses, net of cash disposed	—	—	119	(1)	—	118
Net related party (advances) repayments	—	429	(51)	(54)	(324)	—
Related party interest received	—	167	18	—	(185)	—
Other	—	—	3	2	—	5
Net cash from (used in) investing activities	—	596	(297)	(85)	(509)	(295)

Cash flows from (used in) financing activities
Repayment of borrowings	—	(300)	(43)	—	—	(343)
Net related party borrowings (repayments)	22	—	(375)	29	324	—
Other	—	—	(2)	(2)	—	(4)
Net cash from (used in) financing activities	22	(300)	(420)	27	324	(347)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Condensed consolidating statement of comprehensive income

	For the three month period ended September 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	2,379	357	(47)	2,689
Cost of sales	—	—	(1,836)	(298)	47	(2,087)
Gross profit	—	—	543	59	—	602
Net other income (expenses) and share of equity method earnings, net of income tax	131	—	68	(5)	(188)	6
Selling, marketing and distribution expenses	—	—	(67)	(9)	—	(76)
General and administration expenses	—	—	(176)	(15)	—	(191)
Profit (loss) from operating activities	131	—	368	30	(188)	341
Financial income	3	137	14	14	(159)	9
Financial expenses	—	(105)	(204)	(9)	159	(159)
Net financial income (expenses)	3	32	(190)	5	—	(150)
Profit (loss) from continuing operations before income tax	134	32	178	35	(188)	191
Income tax (expense) benefit	—	(12)	(38)	(6)	—	(56)
Profit (loss) from continuing operations	134	20	140	29	(188)	135
Profit (loss) from discontinued operations, net of income tax	(1)	—	(1)	—	1	(1)
Profit (loss) for the period	133	20	139	29	(187)	134
Total other comprehensive income (loss) for the period, net of income tax	59	—	63	6	(69)	59
Total comprehensive income (loss) for the period	192	20	202	35	(256)	193

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	134	20	140	28	(188)	134
Equity holder of the Group - discontinued operations	(1)	—	(1)	—	1	(1)
Non-controlling interests	—	—	—	1	—	1
	133	20	139	29	(187)	134

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	193	20	203	34	(257)	193
Equity holder of the Group - discontinued operations	(1)	—	(1)	—	1	(1)
Non-controlling interests	—	—	—	1	—	1
	192	20	202	35	(256)	193

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Condensed consolidating statement of comprehensive income

	For the nine month period ended September 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Revenue	—	—	6,958	1,018	(144)	7,832
Cost of sales	—	—	(5,403)	(858)	144	(6,117)
Gross profit	—	—	1,555	160	—	1,715
Net other income (expenses) and share of equity method earnings, net of income tax	328	—	206	(27)	(538)	(31)
Selling, marketing and distribution expenses	—	—	(190)	(22)	—	(212)
General and administration expenses	—	—	(512)	(48)	—	(560)
Profit (loss) from operating activities	328	—	1,059	63	(538)	912
Financial income	13	543	17	45	(465)	153
Financial expenses	—	(317)	(689)	(36)	465	(577)
Net financial income (expenses)	13	226	(672)	9	—	(424)
Profit (loss) from continuing operations before income tax	341	226	387	72	(538)	488
Income tax (expense) benefit	(2)	(84)	(45)	(16)	—	(147)
Profit (loss) from continuing operations	339	142	342	56	(538)	341
Profit (loss) from discontinued operations, net of income tax	—	—	—	—	—	—
Profit (loss) for the period	339	142	342	56	(538)	341
Total other comprehensive income (loss) for the period, net of income tax	166	—	158	87	(245)	166
Total comprehensive income (loss) for the period	505	142	500	143	(783)	507

Profit (loss) for the period attributable to:
Equity holder of the Group - continuing operations	339	142	342	54	(538)	339
Equity holder of the Group - discontinued operations	—	—	—	—	—	—
Non-controlling interests	—	—	—	2	—	2
	339	142	342	56	(538)	341

Total comprehensive income (loss) attributable to:
Equity holder of the Group - continuing operations	505	142	500	141	(783)	505
Equity holder of the Group - discontinued operations	—	—	—	—	—	—
Non-controlling interests	—	—	—	2	—	2
	505	142	500	143	(783)	507

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Condensed consolidating statement of financial position

	Balance as of December 31, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Assets
Cash and cash equivalents	—	—	457	160	—	617
Trade and other receivables, net	—	—	93	1,043	—	1,136
Inventories	—	—	1,225	145	—	1,370
Inter-group receivables	—	717	25	—	(742)	—
Assets held for sale	—	—	3	141	—	144
Other assets	—	4	43	18	—	65
Total current assets	—	721	1,846	1,507	(742)	3,332
Investments in subsidiaries	1,407	—	1,125	—	(2,532)	—
Property, plant and equipment	—	—	2,601	322	—	2,923
Intangible assets	—	—	9,306	353	—	9,659
Inter-group receivables	9	6,763	1,609	149	(8,530)	—
Other assets	330	282	114	42	—	768
Total non-current assets	1,746	7,045	14,755	866	(11,062)	13,350
Total assets	1,746	7,766	16,601	2,373	(11,804)	16,682
Liabilities
Trade and other payables	33	125	786	172	—	1,116
Borrowings	—	—	52	418	—	470
Inter-group payables	—	4	718	20	(742)	—
Liabilities directly associated with assets held for sale	—	—	—	34	—	34
Other liabilities	6	—	257	35	—	298
Total current liabilities	39	129	1,813	679	(742)	1,918
Borrowings	—	6,897	4,022	—	—	10,919
Inter-group liabilities	65	490	7,304	671	(8,530)	—
Other liabilities	—	66	2,055	72	—	2,193
Total non-current liabilities	65	7,453	13,381	743	(8,530)	13,112
Total liabilities	104	7,582	15,194	1,422	(9,272)	15,030
Net assets	1,642	184	1,407	951	(2,532)	1,652
Equity
Equity attributable to equity holder of the Group	1,642	184	1,407	941	(2,532)	1,642
Non-controlling interests	—	—	—	10	—	10
Total equity	1,642	184	1,407	951	(2,532)	1,652

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

Condensed consolidating statement of cash flows

	For the nine month period ended September 30, 2017
(In $ million)	Parent	Reynolds Notes Issuers	Other guarantor entities	Non-guarantor entities	Adjustments and eliminations	Consolidated
Net cash from (used in) operating activities	(18)	(292)	793	(131)	99	451

Cash flows from (used in) investing activities
Acquisition of property, plant and equipment and intangible assets	—	—	(260)	(27)	—	(287)
Proceeds from disposal of property, plant and equipment and other assets	—	—	1	1	—	2
Disposal of businesses, net of cash disposed	—	—	12	(5)	—	7
Net related party (advances) repayments	—	345	(346)	14	(13)	—
Related party interest received	—	91	8	—	(99)	—
Other	—	—	2	—	—	2
Net cash from (used in) investing activities	—	436	(583)	(17)	(112)	(276)

Cash flows from (used in) financing activities
Drawdown of borrowings	—	—	—	452	—	452
Repayment of borrowings	—	(345)	(327)	(440)	—	(1,112)
Net related party borrowings (repayments)	18	201	(360)	128	13	—
Payment of debt transaction costs	—	—	(6)	(4)	—	(10)
Other	—	—	(3)	(1)	—	(4)
Net cash from (used in) financing activities	18	(144)	(696)	135	13	(674)

Reynolds Group Holdings Limited
Notes to the interim unaudited condensed consolidated financial statements
For the three and nine month periods ended September 30, 2018

15.    Subsequent events

There have been no events subsequent to September 30, 2018 which would require accrual or disclosure in these interim unaudited condensed consolidated financial statements.